Exhibit 1.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and between

KEYCORP,

(solely with respect to Article XIV and Sections 7.2, 7.3, 7.5, 7.6, 7.8, 8.5 and 12.3)

FIRST NIAGARA FINANCIAL GROUP, INC.,

FIRST NIAGARA BANK, NATIONAL ASSOCIATION,

FIRST NIAGARA SECURITIES, INC.

(solely with respect to certain matters, as set forth herein)

and

NORTHWEST BANK

April 28, 2016

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-ii-

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Section 14.7	Expenses	70
Section 14.8	Deadlines	70
Section 14.9	Scope of Agreements	70
Section 14.10	Delays or Omissions	70
Section 14.11	Waiver of Jury Trial	70
Section 14.12	Governing Law; Consent to Jurisdiction	71

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SCHEDULES AND EXHIBITS

Schedules

Seller Disclosure Schedules

Purchaser Disclosure Schedules

Exhibits

Exhibit A	Form of Transition Services Agreement

Exhibit 3.2	Form of Closing Statement

Exhibit 4.2(a)(4)	Form of Bill of Sale

Exhibit 4.2(a)(5)	Form of Assignment and Assumption Agreement

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This PURCHASE AND SALE AGREEMENT, dated as of April 27, 2016, is by and between First Niagara Bank, National Association, a national banking association with its principal office in Buffalo, New York (“Seller”), First Niagara Financial Group, Inc., a Delaware corporation and the direct parent of Seller (“First Niagara”), First Niagara Securities, Inc. (“FNS”) (provided, that FNS is a party solely with respect to the Transferred Wealth Management Relationships, the Wealth Management Business or any Purchased Assets held by FNS or Assumed Liabilities transferred by FNS) and, solely for purposes of Article XIV and Sections 7.2, 7.3, 7.5, 7.6, 7.8, 8.5 and 12.3, KeyCorp, an Ohio Corporation (“Parent” and, collectively with Seller, First Niagara and FNS, the “Seller Parties”), and Northwest Bank, a Pennsylvania savings bank with its principal office in Warren, Pennsylvania (“Purchaser”).

RECITALS

WHEREAS, Parent has entered into that certain Agreement and Plan of Merger, dated as of October 30, 2015 (the “Merger Agreement”), by and between Parent and First Niagara, pursuant to which, among other things and subject to the terms and conditions set forth therein, First Niagara will merge with and into Parent (the “Merger”) whereupon the separate corporate existence of First Niagara will cease and Parent will continue as the surviving corporation of the Merger and Seller will be a wholly-owned subsidiary of Parent;

WHEREAS, in connection with the Merger, Parent intends to cause the merger of Seller (the “Bank Merger”) with and into KeyBank, National Association, a national banking association with its principal office in Cleveland, Ohio (“KeyBank”) whereupon the separate corporate existence of Seller will cease and KeyBank will continue as the surviving corporation of the Merger;

WHEREAS, Parent and the other parties hereto acknowledge and agree that at and after the time at which the Bank Merger becomes effective, KeyBank will become the Seller and all references herein to the Seller shall be deemed references to KeyBank as successor to First Niagara Bank, National Association;

WHEREAS, Seller operates the Banking Centers (as defined below);

WHEREAS, FNS owns the Transferred Wealth Management Relationships (as defined below);

WHEREAS, in connection with the Merger, (i) Purchaser desires to acquire certain assets and assume certain liabilities of Seller relating to the Banking Centers and the Transferred Wealth Management Relationships, (ii) Seller desires to transfer to Purchaser such assets and liabilities and (iii) FNS desires to transfer to Purchaser the Transferred Wealth Management Relationships; and

WHEREAS, Purchaser intends to assume and continue the operations of the Banking Centers as branch offices of Purchaser in accordance with the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of and subject to each of the covenants, representations, warranties, terms and conditions hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. For purposes of this Agreement, the parties covenant and agree to the following definitions and other terms:

“Accrued Interest and Fees” shall mean (i) with respect to the Assumed Deposits, the interest, fees, costs, and other charges (whether billed or unbilled) that have been accrued but not yet paid, credited or charged to the Assumed Deposits; and (ii) with respect to the Purchased Assets, the interest, dividends, fees (including all fees associated with the Safe Deposit Agreements), costs, and other charges (whether billed or unbilled) that have been accrued but not yet paid, credited or charged to the Purchased Assets, in each case as set forth in the general ledger of the Seller maintained in the ordinary course of business of the Seller in accordance with the internal controls and procedures of the Seller, consistently applied.

“Adjustment Payment Date” shall have the meaning specified in Section 3.3(d).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.

“Affiliated Employees” shall mean the employees of any Affiliate of Seller, so identified on Schedule 1.1(c)(ii) (as updated pursuant to Section 7.10).

“Aggregate Asset Amount” shall have the meaning specified in Section 3.1(b)(2).

“Agreement” shall mean this Purchase and Sale Agreement, including the Schedules and Exhibits hereto, as may be amended and/or restated from time to time.

“Allocation Statement” shall have the meaning specified in Section 3.1(a).

“Applicable Law” shall mean any federal, state, local, domestic or foreign law, including common law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by, or any formal interpretive letter issued by, a Government Entity.

“Assignment and Assumption Agreement” shall have the meaning specified in Section 4.2(a)(5).

“Assumed Agreements” shall have the meaning specified in Section 2.1(a)(11).

“Assumed Contracts” shall have the meaning specified in Section 2.1(a)(11).

“Assumed Deposits” shall mean deposits (as defined in 12 U.S.C. § 1813(l)) that are held by Seller or any of its Subsidiaries in connection with the Transferred Business and listed on Schedule 1.1(a) (as updated pursuant to Section 7.10), including demand deposits, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit, deposits acquired through the telephone or the internet or other electronic media and, subject to Section 7.9, IRA, Employee Pension Plan and Keogh accounts, including any debit accounts related thereto, and all such deposits pledged as security for any Purchased Loans, excluding: (i) structured deposits; (ii) brokered deposits; (iii) unclaimed deposits subject to unclaimed property statute/escheatment; (iv) Municipal Deposits; and (v) deposits constituting money orders, certified and official checks and other items in the process of clearing.

“Assumed Letters of Credit” shall have the meaning specified in Section 2.1(a)(10).

“Assumed Liabilities” shall have the meaning specified in Section 2.2(a).

“ATM” shall mean an automated teller machine.

“ATM Real Property Leases” shall have the meaning specified in Section 2.1(a)(5).

“Bank Merger” shall have the meaning specified in the recitals.

“Banking Centers” shall mean the branches and offices, including any related drive-thru teller facilities, of Seller and its Subsidiaries listed on Schedule 1.1(b).

“Banking Center Customers” shall mean, individually and collectively, (i) the Persons named as the owners of the deposit accounts relating to the Assumed Deposits, (ii) customers related to the Transferred Business Banking Relationships and the Transferred Wealth Management Relationships, (iii) the primary obligors under the Purchased Loans, (iv) the Persons named as the account holders under the Purchased Credit Card Accounts and Receivables and (v) other Persons who are customers of the Transferred Business, including, in each case, Banking Center customers who conduct activities or receive Banking Related Services through the internet or other electronic media.

“Banking Receivables” shall have the meaning specified in Section 2.1(a)(14).

“Banking Related Services” shall mean banking and banking-related services, brokerage, custody, financial planning, estate planning, tax planning, liquidity or cash management, lending (including commercial real estate lending), issuance of credit cards and similar products, investment advisory, asset management and trust and fiduciary services.

“Bill of Sale” shall have the meaning specified in Section 4.2(a)(4).

“Books and Records” shall mean, to the extent transferrable without violating applicable law, books, personnel, financial and accounting records, files (financial, accounting, personnel and other), invoices and papers, in any form or media, in the possession of Seller, including all files (including suspicious activity reports), customer and supplier lists, mailing lists, accounting records, real property files with respect to Purchased Real Property and Real Property Leases (including lease documentation, maintenance records, plans and permits, to the extent in the possession of Seller or any of its Subsidiaries), catalogs, printed materials, memoranda, letters, operating records, safety and environmental reports and all technical and other data.

“Business Banking” shall mean the business of providing Banking Related Services attributable to the Banking Centers to business organizations, including Small Businesses, that are not Specified Enterprises, which is comprised of the accounts described on Schedule 1.1(l)(ii).

“Business Day” shall mean any day excluding Saturday, Sunday and any day on which banking institutions located in New York State are authorized or required by Applicable Law or other governmental action to be closed.

“Business Employees” shall mean, as of any particular date: (i) the persons actively employed as of such date by Seller or any of its Subsidiaries principally in connection with the Transferred Business; and (ii) the persons employed as of such date by Seller or any of its Subsidiaries principally in connection with the Transferred Business who are absent from work on account of vacation, jury duty, funeral leave, personal day, sickness, short-term disability, workers compensation leave, military leave, leave under the Family Medical Leave Act or other approved leave of absence or for whom an obligation to return to active employment exists under a contractual obligation or law, in each case, that are listed on Schedule 1.1(c)(i) (as updated pursuant to Section 7.10).

“Business Material” shall have the meaning specified in Section 8.6(b).

“Business Premises” shall mean, as applicable, the Purchased Real Property and/or the real property subject to a Real Property Lease.

“Card Rewards Liability” shall mean any Liabilities arising from Enhancements associated with the Purchased Credit Card Accounts and Receivables.

“Cash on Hand” shall have the meaning specified in Section 2.1(a)(13).

“Claim Notice” shall have the meaning specified in Section 13.4(a).

“Close of Business” shall mean the local time that the Banking Centers close to the public.

“Closing” shall have the meaning specified in Section 4.1.

“Closing Date” shall have the meaning specified in Section 4.1.

“Closing Payment” shall have the meaning specified in Section 3.1(b).

“Closing Statement” shall have the meaning specified in Section 3.2(a).

“Closing Statement Date” shall have the meaning specified in Section 3.2(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercial Real Estate Services” shall mean commercial real estate lending services and related services.

“Comparable Job Offer” shall mean an offer of employment with Purchaser or an Affiliate of Purchaser that sets forth the following terms of employment from the Closing Date through at least 12 months following the Closing Date: (i) a position requiring substantially comparable skills and abilities as the employee’s position immediately prior to the Closing Date, (ii) has employee benefits that are substantially comparable in the aggregate to those employee benefits provided by Purchaser and its Subsidiaries to similarly situated employees of Purchaser immediately prior to the Closing Date, (iii) annual base salary or rate of pay and annual incentive compensation that, in each case, are no less than the annual base salary or rate of pay and annual incentive compensation opportunities in effect for such employee immediately prior to the Closing, (iv) long-term incentive compensation opportunities that are no less than the long-term incentive compensation opportunities in effect for similarly situated employees of Purchaser, (v) is at a work location not more than forty (40) miles from such employee’s work location immediately prior to the Closing Date, and (vi) includes a work status (full or part-time) that is not changed from that in effect immediately prior to the Closing Date.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of January 5, 2016, among Parent, First Niagara and Northwest Bancshares, Inc.

“Constituent Documents” shall mean, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, business rules and regulations, bylaws, operating agreement, certificate of limited partnership, partnership agreement, equityholders’ agreement and/or certificates of existence, as applicable.

“Contract” shall mean any written agreement, contract, arrangement, bond note, commitment, franchise, indemnity, indenture, instrument, lease or license, together with any exhibits, schedules or documents executed or delivered in connection therewith and any modifications, amendments, restatements or other supplements thereto.

“Control” and the correlative terms “Controlling” and “Controlled” shall mean, as used with respect to any Person, possession of the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” shall mean any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Conversion” shall mean the conversion of the processing, reporting, payment and other systems associated with the Transferred Business from the systems of the Seller to the systems of Purchaser.

“Conversion Plan” shall have the meaning specified in Section 8.5(c)(1).

“Conversion Project Manager” shall have the meaning specified in Section 8.5(a).

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“CRA Assets” shall have the meaning specified in Section 2.1(a)(9).

“Credit Documents” shall mean all documents evidencing or securing a Loan, Assumed Letter of Credit or Purchased Credit Card Accounts and Receivables, in the possession of Seller or its Subsidiaries.

“de minimis loss” shall have the meaning specified in Section 13.2(b).

“Deposit Balance” shall mean, as of a given date, the month-to-date average daily balance (including Accrued Interest and Fees) of the Assumed Deposits that have not, as of such date, been transferred by Seller.

“Designated Purchased Overdraft” shall mean any Purchased Overdraft that is overdrawn and not in accordance with a plan or contract between the Seller (or its Subsidiary or Affiliate) and the applicable Banking Center Customer that provides overdraft protection, unless such Purchased Overdraft was made as a convenience or courtesy overdraft and is not more than 14 days old as of the Closing Date.

“Direct Banking Business” shall mean the business conducted by Seller or its Affiliates of providing Banking Related Services through the telephone or the internet or other electronic media, including, but not limited to, internet-only checking accounts, savings accounts and certificates of deposit.

“Disclosure Schedule” shall mean, with respect to Purchaser or Seller, a schedule delivered by it or them to the other upon the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations and warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation will not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is expected to result in a Material Adverse Effect, as the case may be; provided, further, that an item disclosed by either party in such party’s Disclosure Schedule shall be deemed to be a disclosure against any other representation, warranty or covenant of such party in this Agreement if such disclosure would reasonably appear on its face to be a disclosure thereunder if repeated thereunder.

“DOJ” shall mean the U.S. Department of Justice.

“Employee Pension Plan” shall mean any employee pension plan for which Seller serves as a trustee, including, but not limited to, employee pension benefit plans as defined in Section 3(2) of ERISA, retirement plans qualified under the requirements of Section 401(a) of the Code, nonqualified deferred compensation plans, excess benefit plans and supplemental executive retirement plans.

“Employee Plans” shall have the meaning specified in Section 5.17(b).

“Enhancements” shall mean all benefits, enhancements, features, offers, point programs, promotional rate programs, balance transfer programs, introductory rate programs, reward programs, rebate programs, fee-based programs and other similar services provided to card holders in connection with their respective Purchased Credit Card Accounts and Receivables.

“Environment” shall mean any soil, surface waters, wetlands, groundwaters, sediments, surface or subsurface strata, ambient air and any other environmental medium.

“Environmental Law” shall mean any law, statute, regulation, rule, ordinance, by-law, order or other binding decision of any Governmental Entity regarding the protection of the Environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets” shall have the meaning specified in Section 2.1(b).

“Excluded Contracts” shall mean any and all Contracts of the Seller Parties and their respective Affiliates that are not Assumed Contracts, including, but not limited to, all Contracts that apply primarily to operations of the Seller Parties or their respective Affiliates other than the Transferred Business and all data processing Contracts, regardless of scope.

“Excluded Deposits” shall mean any and all deposits of the Seller Parties and their respective Affiliates that are not Assumed Deposits, including, but not limited to: (i) any proprietary deposits of the Seller Parties of any of its Affiliates booked at the Banking Centers, (ii) any deposits associated with the Retained Businesses (including deposits booked at the Banking Centers), (iii) deposits acquired through the telephone or the internet or other electronic media from Persons that are not Banking Center Customers, (iv) any deposits that become Excluded Deposits pursuant to Section 7.9, (v) any deposits of Retained Employees, (vi) deposits that, as of the date that is three (3) Business Days prior to the Closing Date, are subject to a legal hold or levy, including those holds or levies placed on such deposits as a result of an attachment, garnishment, in-arrears child support order and other legal actions; (vii) Municipal Deposits; and (viii) any deposits listed on Schedule 1.1(b)(3).

“Excluded Liabilities” shall have the meaning specified in Section 2.2(b).

“FDI Act” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Funds Rate” shall mean, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100th of 1%) equal to the average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that, if such day is not a Business Day or the Federal Funds Rate is not so published for any day, the Federal Funds Rate for such day shall be such rate on such transactions on the next Business Day as so published on the next succeeding Business Day.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Final Allocation Statement” shall have the meaning specified in Section 3.4(a).

“Final Closing Statement” shall have the meaning specified in Section 3.3(a).

“Final Schedules” shall have the meaning specified in Section 7.10(b).

“FINRA” shall mean the Financial Industry Regulatory Authority.

“First Niagara” shall have the meaning specified in the preamble.

“FNS” shall have the meaning specified in the preamble.

“GAAP” shall mean generally accepted accounting principles in the United States of America consistently applied.

“Governmental Entity” shall mean any federal, state, local, domestic or foreign agency, court, tribunal, administrative body, arbitration panel, department or other legislative, judicial, governmental, quasi-governmental entity or Self-Regulatory Organization.

“Hazardous Material” shall mean any pollutant, contaminant, hazardous substance, hazardous material or hazardous waste as defined under any Environmental Law, including any petroleum product, asbestos-containing material, polychlorinated biphenyl or radon.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Parties” shall have the meaning specified in Section 13.3(a).

“Indemnifying Party” shall have the meaning specified in Section 13.4(a).

“Information” shall have the meaning specified in Section 7.5.

“Insurance Business” shall mean the business of selling insurance products (including business and personal insurance, surety bonds, life, disability and long-term care coverage sold by First Niagara Risk Management, Inc.) or providing risk management and insurance consulting and advisory services (including claims investigation and adjusting services, alternative risk management services, self-insurance consulting services, employee benefits sales and consulting, and third-party administration of workers compensation plans), in each case, to Persons, whether or not related to the Transferred Business.

“Intellectual Property” shall mean all intellectual property rights, including trademarks, service marks, Internet domain names, trade dress, logos, corporate names and other source indicators, and all goodwill associated therewith and symbolized thereby (“Trademarks”), patents, copyrights, trade secrets and know-how, and all registrations, applications, renewals, divisions, continuations, continuations-in-part, re-examinations and reissues relating thereto.

“IRA” shall mean an account created by a trust for the benefit of an individual or his or her beneficiary and that complies with the provisions of Section 408 or 408A of the Code.

“IT Assets” shall mean software, websites, systems, networks and other information technology infrastructure, but not, for clarity any Intellectual Property incorporated into the foregoing.

“Keogh” shall mean an account created by a trust for the benefit of employees (some or all of whom are owner-employees) and that complies with the provisions of Section 401 of the Code.

“Knowledge” shall mean (i) with respect to Purchaser, the actual knowledge, without independent investigation, of the officers of Purchaser listed on Schedule 1.1(e) and (ii) with respect to the Seller Parties, the actual knowledge, without independent investigation, of the officers of Seller, and, with respect to Section 5.20, FNS, listed on Schedule 1.1(f).

“Landlord Consent” shall mean the consent (or waiver) of a landlord under a Real Property Lease or ATM Real Property Lease, as applicable, as may be required pursuant to the terms of such Real Property Lease or ATM Real Property Lease, as applicable, to assign or sublease the subject Business Premises or ATM, as applicable, to Purchaser or its designated Subsidiary pursuant to the transactions contemplated by this Agreement.

“Letter of Credit” shall mean any letter of credit, including any standby letter of credit, issued by Seller in connection with the Transferred Business.

“Liabilities” shall mean any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” shall mean any lien, easement, restriction, pledge, charge, encumbrance, security interest, mortgage, deed of trust, lease or option of any kind or description.

“Loans” shall mean all loans or other extensions of credit, including, but not limited to, loans which have been partially charged off but which are still accruing interest, interests in loan participations and assignments, customer liabilities on bankers acceptances as well as legally binding commitments and obligations to extend credit (including any unfunded or partially funded revolving loans, lines of credit, overdraft lines of credit and courtesy extensions or similar arrangements, and including short-term investments), excluding (i) any loans made by the Seller Parties or their respective Subsidiaries to a Seller Party or any of its Affiliates, (ii) Student Loans and (iii) Municipal Investments.

“Losses” shall have the meaning specified in Section 13.2(a).

“Material Adverse Effect” shall mean with respect to Seller, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Purchased Assets or Transferred Business, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof, (B) changes, after the date hereof, in laws, rules, regulations or agency requirements of general applicability to companies in the industries in which the Transferred Business operates, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to the Purchased Assets or the Transferred Business, including changes in prevailing interest rates and in the credit and securities markets, (D) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, or changes in the trading prices of such person’s securities, but not, in any such case, including the underlying causes thereof; (E) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (F) actions or omissions taken pursuant to the written consent of Purchaser; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Purchased Assets or Transferred Business, taken as a whole, as compared to other companies in the industry in which the Transferred Business operates) or (ii) the ability of Seller to timely consummate the transactions contemplated hereby.

“Merger” shall have the meaning specified in the recitals.

“Merger Agreement” shall have the meaning specified in the recitals.

“Middle-Market and Commercial Real Estate Banking Business” shall mean the business of providing Banking Related Services and Commercial Real Estate Services to Specified Enterprises, including existing and future Relationships with Specified Enterprises.

“Mortgage Loan” shall mean a Loan secured by a first or second mortgage, any home equity loan or any home equity line of credit.

“Municipal Deposit” shall mean a deposit to the credit of any state, county, municipality or “local government” (as such term is used in N.Y. Gen. Mun. Law § 10), local housing authority, school, irrigation, drainage and reclamation district, other instrumentalities of one or more states of the United States, the District of Columbia, Puerto Rico and U.S. territories and possessions and other government agencies and authorities.

“Municipal Investment” shall mean short term investments (such as bond anticipation notes and revenue anticipation notes) by any state, county, municipality or “local government” (as such term is used in N.Y. Gen. Mun. Law § 10), local housing authority, school, irrigation, drainage and reclamation district, other instrumentalities of one or more states of the United States, the District of Columbia, Puerto Rico and U.S. territories and possessions and other government agencies and authorities.

“Net Book Value” shall mean the book value as reflected in the Seller’s books and records, determined in accordance with GAAP consistently applied; provided, however, that no Federal, state, local, or foreign income tax assets or tax liabilities shall be reflected.

“Nonperforming Loan” shall mean, as of the Close of Business on the Closing Date, (a) any Loan or (b) any receivable associated with the Purchased Credit Card Accounts and Receivables, in either case with respect to which (i) any principal or interest on such loan or receivable shall be due and unpaid by the obligor thereunder for ninety (90) days or more prior to the Closing Date (other than loans guaranteed by the Veterans’ Administration or the Federal Housing Administration), (ii) an obligor has filed or has had filed against such obligor proceedings in bankruptcy, trusteeship or receivership, (iii) the loans or receivables have been completely charged off, (iv) the balance is no longer owed by the obligor whether or not as a result of a settlement agreement between the obligor and Seller or any of its Subsidiaries or (v) in the case of a Mortgage Loan, the loan has been repurchased by Seller or any of its Subsidiaries.

“Notice Period” shall have the meaning specified in Section 13.4(a).

“Outside Date” shall mean the later of (i) January 30, 2017, and (ii) the date that is 90 days from the date the Merger shall have been consummated in accordance with the Merger Agreement.

“Parent” shall have the meaning specified in the preamble.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments or governmental charges or levies not yet due and payable or which although delinquent can be paid without penalty or are being contested in good faith by appropriate proceedings and for which adequate provision has been made on Seller’s books and records; (ii) Liens resulting from a filing by a lessor as a precautionary filing for a lease; (iii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar liens arising in the ordinary course which secure payment of obligations not more than thirty (30) days past due or which are being contested in good faith by appropriate proceedings and for which adequate provision has been made on Seller’s books and records; (iv) purchase money security interests for the purchase or leasing of office equipment, computers, vehicles and other items of tangible personal property for which adequate provision has been made on Seller’s books and records; (v) in the case of real property, zoning, building or other land use regulations which are not violated by the current use or occupancy of the real property subject thereto; (vi) in the case of real property, minor title defects, easements, encumbrances, licenses, covenants, rights-of-way or other restrictions, including any other Liens that would be shown by a current title report or any conditions that would be shown by a current survey or physical inspection which do not impede the ownership, operation or value of the Purchased Assets or Transferred Business, taken as a whole; (vii) Liens on any Purchased Loan that are junior and subordinate to Liens in favor of Seller securing such Purchased Loan, to the extent permitted by the applicable policies and procedures of Seller or reflected in the relevant Credit Documents or in Seller’s approval for such Purchased Loan; and (viii) any other Liens affecting the Purchased Assets or the Transferred Business which do not impede the ownership, operation or value of such Purchased Assets or the Transferred Business, taken as a whole, in any material respect.

“Person” shall mean an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Personal Property Leases” shall have the meaning specified in Section 2.1(a)(4).

“Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or period that ends on (and including) or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Prepaid Expenses” shall have the meaning specified in Section 2.1(a)(15).

“Previously Disclosed” means, as of any given date, that the existence of a fact or condition was disclosed by one party to the other party through a Disclosure Schedule.

“Private Banking Business” shall mean the business of providing private banking and personal trust and investment services (including, but not limited to, brokerage, custody, insurance, investment banking, financial planning, estate planning, tax planning, liquidity management, lending, investment advisory, asset management and trust and fiduciary services) and Banking Related Services to Persons (including their Related Persons), whether or not related to the Transferred Business, with at least $1,000,000 in total investible assets or classified, as of the date hereof, as “Private Bank” customers pursuant to Seller’s internal customer classifications.

“Purchased Assets” shall have the meaning specified in Section 2.1(a).

“Purchased ATMs” shall have the meaning specified in Section 2.1(a)(5).

“Purchased Credit Card Accounts and Receivables” shall mean the accounts and Receivables related to the general purpose and small business credit cards issued by Seller or an Affiliate of Seller to Banking Center Customers, in each case that are listed on Schedule 1.1(g)(i) (as updated pursuant to Section 7.10). The parties agree that the Purchased Credit Card Accounts and Receivables shall not include (i) any Nonperforming Loans or (ii) any accounts and Receivables related to the credit cards described on Schedule 1.1(g)(ii).

“Purchased Loans” shall have the meaning specified in Section 2.1(a)(6).

“Purchased Overdrafts” shall mean overdrafts (whether specifically extended or courtesy) of the book balance of any accounts listed on Schedule 1.1(h) (as updated pursuant to Section 7.10).

“Purchased Personal Property” shall have the meaning specified in Section 2.1(a)(3).

“Purchased Real Property” shall have the meaning specified in Section 2.1(a)(1).

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Indemnified Parties” shall have the meaning specified in Section 13.2(a).

“Purchaser Objection” shall have the meaning specified in Section 3.3(c).

“Purchaser Premium” shall have the meaning specified in Section 3.1(c).

“Real Property Leases” shall have the meaning specified in Section 2.1(a)(2).

“Receivables” shall mean any amount posted as owing by an obligor under any credit card account, including any amounts owing for the payment of goods and services (including Enhancements), cash advances, cash advance fees, access check fees, annual card membership fees, Accrued Interest and Fees and any other fee, expense or charge of every nature, kind and description whatsoever, less any amount owed by Seller or any of its Affiliates to the obligor as a credit balance, but only to the extent that such amounts owed by the obligor are owned by Seller or its Affiliates.

“Regulatory Approvals” shall have the meaning specified in Section 6.3(a).

“Related Person” shall mean, with respect to a Person, any other Person that is (i) an Affiliate of such Person, (ii) established for the benefit of such Person, or (iii) a member of such Person’s immediate family.

“Relationships” shall mean any existing and future banking or other financial relationships with an identified Person or group of Persons and their Related Persons, including, but not limited to, any deposit, lending, investment, asset management or financial advisory relationships and any accounts related thereto.

“Release” shall mean any release, migration, seepage, discharge, or disposal into the Environment.

“Representatives” shall have the meaning specified in Section 3.3(a).

“Retained Businesses” shall mean the following businesses (wherever conducted by the Seller Parties or their Affiliates) and the current and future Relationships associated therewith: (i) the Middle-Market and Commercial Real Estate Banking Business, (ii) the Private Banking Business and (iii) the Insurance Business. “Retained Businesses” shall also include the business of providing other financial services (including Banking Related Services) to customers of such Retained Businesses and their Related Persons.

“Retained Employees” shall mean those employees of the Seller Parties or any of their respective Affiliates that will not or do not become Transferred Business Employees (as defined herein) on the Closing Date.

“Retained In-Process Loans” shall mean all applications (and related documentation) for Mortgage Loans, including the potential Mortgage Loan associated therewith, that have been submitted to the Seller as of the Closing Date, and for which the associated Mortgage Loan has not closed or has not been funded prior to the Closing Date.

“Safe Deposit Agreements” shall have the meaning specified in Section 2.1(a)(8).

“SBA” shall mean the United States Small Business Administration.

“SBA Approval” shall mean the consent of the SBA to the transfer of the SBA Loans contemplated by this Agreement.

“SBA Loan” shall mean a loan that is secured by an SBA guaranty whether in whole or in part.

“Self-Regulatory Organization” shall mean FINRA, the National Futures Association, the Chicago Board of Trade, the New York Stock Exchange, any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.

“Seller” shall have the meaning specified in the Preamble.

“Seller Entity Names” shall mean any Trademark containing or comprising the names “First Niagara” or any confusingly similar derivation, variation, translation or abbreviation thereof, including the items listed on Schedule 2.1(b)(6).

“Seller Indemnified Parties” shall have the meaning specified in Section 13.3(a).

“Seller Name License” shall have the meaning specified in Section 8.6(b).

“Seller Parties” shall have the meaning specified in the preamble.

“Seller’s Savings Plan” shall have the meaning specified in Section 9.1(e).

“Serviced Mortgage Loan” shall mean a Mortgage Loan purchased from Seller by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, for which Seller acts as a mortgage loan servicer as of the date hereof.

“Servicing Agreements” shall mean all Contracts pursuant to which Seller acts as a mortgage loan servicer and administers or collects payments, remits to trustees, paying agents or investors, provides foreclosure services or administers escrow accounts with respect to any mortgage loans.

“Servicing Rights” shall mean any and all of the following: (a) all rights to service a Serviced Mortgage Loan; (b) all rights to receive servicing fees, additional servicing compensation (including any late fees, change fees, assumption fees, penalties (other than prepayment penalties) or similar payments with respect to the Serviced Mortgage Loan, and income on escrow accounts or other receipts on or with respect to the Serviced Mortgage Loan), reimbursements or indemnification for servicing the Serviced Mortgage Loan, and any payments received in respect of the foregoing and proceeds thereof; (c) the right to collect, hold and disburse escrow payments or other payments with respect to the Serviced Mortgage Loans and any amounts actually collected with respect thereto and to receive interest income on such amounts to the extent permitted by applicable Law; (d) possession and use of any and all documents pertaining to the past, present or prospective servicing of the Serviced Mortgage Loans; (e) to the extent applicable, all rights and benefits relating to the direct solicitation of the related Mortgagors for refinance or modification of the Serviced Mortgage Loans and attendant right, title and interest in and to the list of such Serviced Mortgagors and data relating to their respective Serviced Mortgage Loans; (f) all accounts, rights of payment, or other rights, powers and privileges incident to any of the foregoing; and (g) all agreements or documents creating, defining or evidencing any of the foregoing rights to the extent they relate to such rights.

“Small Business” shall mean (x) a business organization that (i) had annual revenues of $20,000,000 or less in any of its last five (5) fiscal years and any Affiliate of such a business organization and is not classified, as of the date hereof, as a “Middle-Market Enterprise” or “Commercial Real Estate Banking Business” customer pursuant to Seller’s internal customer classifications; or (ii) is classified, as of the date hereof, as a “Small Business Enterprise” or “Business Banking” customer pursuant to Seller’s internal customer classifications; or (y) a Person listed on Schedule 1.1(i).

“Specified Enterprise” shall mean (x) a business organization that (i) had annual revenues greater than $20,000,000 in any of its last five (5) fiscal years and any Affiliate of such a business organization and is not classified, as of the date hereof, as a “Small Business Enterprise” or “Business Banking” customer pursuant to Seller’s internal customer classifications; or (ii) is classified, as of the date hereof, as a “Middle-Market Enterprise” or “Commercial Real Estate Banking Business” customer pursuant to Seller’s internal customer classifications; or (y) a Person listed on Schedule 1.1(k).

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

“Student Loans” shall mean loans under the Federal Family Education Loan Program authorized by Part B, Title IV of the Higher Education Act of 1965, as amended or under the Department of Education’s Direct Loan Program (including the published rules, regulations and interpretations of the Department of Education thereunder of thereof) or any other similar federal, state or private loans, including private or alternative loans (such as undergraduate loans, graduate loans, health professional loans and continuing education loans).

“Sublease Agreement” shall have the meaning specified in Section 8.2(b).

“Subsidiary” of a Person shall mean any other Person, of which such Person, directly or indirectly, owns securities or other ownership interest having (i) a majority of the economic interests of such entity or (ii) the ordinary voting power to elect a majority of the board of directors or such Person performing similar functions.

“Tax” shall mean any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third-Party Broker-Dealer” shall mean the third-party broker-dealer that operates the Wealth Management Business.

“Third-Party Claim” shall have the meaning specified in Section 13.4(a).

“Transfer Taxes” shall mean all U.S. federal, state and local and all foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed in connection with the transfer of the Transferred Business as contemplated under this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transferred Business” shall mean the following businesses and relationships, in each case as conducted as of March 31, 2016 by Seller or any of its Subsidiaries through the Banking Centers: (i) the consumer banking business serving the retail market (including deposit taking, lending and other consumer banking business) attributable to the Banking Centers, consisting of the business relating to the Assumed Deposits, Purchased Loans and Purchased Credit Card Accounts and Receivables; (ii) the Business Banking services; (iii) the Wealth Management Business; and (iv) the drive-thru teller facilities related to the Banking Centers and any teller facilities set forth on Schedule 1.1(z); provided, however, that the term “Transferred

Business” shall not include (i) any businesses or operations primarily related to the Retained Businesses or (ii) any businesses or operations related to any of the branches and offices, including related drive-thru teller facilities, of the Seller Parties and their respective Subsidiaries, other than the Banking Centers.

“Transferred Business Banking Relationships” shall mean the Business Banking Relationships held by Seller and its Subsidiaries that are listed on Schedule 1.1(l)(i) (as updated pursuant to Section 7.10).

“Transferred Business Employees” shall mean the Business Employees and the Affiliated Employees who accept Purchaser’s offer of employment.

“Transferred Wealth Management Relationships” shall mean the Relationships listed on Schedule 1.1(m)(i), as well as all assets under management associated with each of such Relationships.

“Transition Services Agreement” shall mean the Transition Services Agreement between Parent, Seller and Purchaser, entered into as of the date hereof and attached as Exhibit A hereto.

“Transitional Period” shall have the meaning specified in Section 8.6(b).

“UCC” shall mean the Uniform Commercial Code, as in effect in New York State or any other applicable state.

“Update Date” shall have the meaning specified in Section 7.10.

“WARN Act” shall mean the federal Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local, or foreign laws with respect to any event affecting Business Employees or Affiliated Employees.

“Wealth Management Business” shall mean the business of providing financial planning, annuities, life insurance, securities brokerage, investment advisory and similar services through financial advisors or licensed bankers located in the Banking Centers (regardless of where the customer is located), other than to Retained Employees, which is comprised of the accounts described on Schedule 1.1(m)(ii).

“Wealth Management Employees” shall have the meaning specified in Section 5.17.

“Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.

Section 1.2 Interpretation. (a) Unless the context otherwise requires:

(1) references herein to specific Articles, Sections, Subsections, Exhibits or Schedules shall refer, respectively, to Articles, Sections, Subsections, Exhibits or Schedules of this Agreement;

(2) references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time;

(3) references to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any Section of any statute or regulation include any successor to such section;

(4) references to any Government Entity include any successor to such Government Entity;

(5) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(6) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(7) the terms “Dollars” and “$” mean U.S. Dollars;

(8) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(9) references herein to any gender include the other gender.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c) The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) The parties acknowledge and agree that at and after the time at which the Bank Merger becomes effective, KeyBank will become the Seller and all references herein to Seller shall be deemed references to KeyBank as successor to First Niagara Bank, National Association.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES

Section 2.1 Purchase and Sale of Transferred Business. (a) Purchased Assets. At the Closing, and subject to the terms and conditions set forth herein, the Seller shall sell, assign, transfer, convey and deliver, or cause one or more of its Subsidiaries to sell, assign, transfer, convey and deliver (including, with respect to the Transferred Wealth Management Relationships, FNS), free and clear of Liens (other than Permitted Liens) to Purchaser, and Purchaser will purchase, acquire and accept from Seller or its applicable Subsidiaries, all right, title, interest and obligations of the Seller or its applicable Subsidiaries in, to, and under the following assets, properties, rights, Contracts and claims of the Seller or its applicable Subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed (the “Purchased Assets”):

(1) the real property listed on Schedule 2.1(a)(1) and related improvements and fixtures, together with all assignable real property rights, benefits and appurtenances directly pertaining thereto (the “Purchased Real Property”);

(2) subject to the receipt of any required third-party consents, the real property leases, subleases, licenses or other Contracts listed on Schedule 2.1(a)(2) (the “Real Property Leases”);

(3) the furniture, equipment, materials and supplies owned by the Seller and its Subsidiaries as of the Closing Date and located at the Business Premises, but excluding all proprietary systems or proprietary materials of any Seller Party located in the Business Premises (collectively, the “Purchased Personal Property”);

(4) subject to the receipt of any required third-party consents, the leases, subleases, licenses or other contracts associated with the furniture, equipment, materials and supplies leased by the Seller and its Subsidiaries as of the Closing Date and located at the Business Premises, including such leases, subleases, licenses or other contracts set forth on Schedule 2.1(a)(4) (collectively, the “Personal Property Leases”);

(5) (i) the ATMs and the real property on which such ATMs are located that is owned by Seller or any of its Subsidiaries, in each case in connection with the Transferred Business, a list of which, as of the date hereof, is set forth on Schedule 2.1(a)(5)(i) (the “Purchased ATMs”), and (ii) subject to the receipt of any required third-party consents, all of Seller’s or Seller’s Subsidiaries’ rights with respect to the leases, subleases, licenses or other contracts pursuant to which Seller or any of its Subsidiaries leases real property on which ATMs are located, in connection with the Transferred Business, a list of which leases, as of the date hereof, is set forth on Schedule 2.1(a)(5)(ii) (the “ATM Real Property Leases”);

(6) the Loans (including any servicing and other rights relating thereto of Seller or any of its Subsidiaries) made or purchased by Seller or any of its Subsidiaries in connection with the Transferred Business that are listed on Schedule 2.1(a)(6), together with all Contracts evidencing or executed and delivered in connection with such Loans and including all obligations to make additional extensions of credit thereunder and all related collateral, excluding any Servicing Rights and any Nonperforming Loans, including all rights of and benefits accruing to the Seller Parties under the Servicing Agreements (collectively, the “Purchased Loans”);

(7) swaps or other derivative contracts entered into in respect of any Purchased Loan, listed on Schedule 2.1(a)(7);

(8) all safe deposit Contracts and leases for safe deposit boxes located at the Banking Centers (the “Safe Deposit Agreements”);

(9) the CRA-eligible loans, other than any Nonperforming Loans, listed on Schedule 2.1(a)(9) (the “CRA Assets”);

(10) subject to the receipt of any required third-party consents, the Letters of Credit issued by Seller or any of its Subsidiaries that are listed on Schedule 2.1(a)(10), together with all reimbursement agreements and related documents (including any collateral documents) with respect to the Assumed Letters of Credit, and all collateral in the possession of or otherwise granted to Seller or any Affiliate of Seller in connection therewith (collectively, the “Assumed Letters of Credit”);

(11) subject to the receipt of any required third-party consents, the rights of the Seller or its Subsidiaries with respect to the operating Contracts under which goods or services are provided exclusively in connection with the Transferred Business as conducted at the Banking Centers (the “Assumed Contracts,” and together with the Real Property Leases, ATM Real Property Leases, Assumed Letters of Credit and Personal Property Leases, the “Assumed Agreements”);

(12) to the extent permitted by Applicable Law, sole ownership of (and all originals and copies of, subject to the proviso below) all Books and Records relating exclusively to the Transferred Business, other than (i) corporate minute books and, except for Forms W-8 and W-9 and similar tax forms provided to Seller or any of its Subsidiaries by customers of the Transferred Business, income tax records of the Seller Parties or any of their respective Subsidiaries, (ii) personnel files and employment records for employees and former employees who are not Transferred Business Employees, (iii) Books and Records of FNS relating to the Wealth Management Business, to the extent such Books and Records are the property of the Third-Party Broker-Dealer and not owned by FNS or Seller and (iv) Books and Records to the extent relating to accounts that have terminated prior to Closing; and joint ownership of (with each Party to retain the right to use without an accounting to the other Party) and a copy in mutually-agreed format of all Books and Records primarily relating to the Transferred Business (other than those primarily relating to the Excluded Assets or Excluded Liabilities), provided, however, that the Seller Parties and their respective Subsidiaries shall have the right to retain copies of all such Books and Records that are part of the Purchased Assets to the extent reasonably necessary for, and solely for use in connection with, tax, regulatory, litigation or other legitimate, non-competitive purposes;

(13) all U.S. cash on hand at the Banking Centers at the Close of Business on the Closing Date, including vault cash, petty cash, tellers’ cash, prepaid postage, bank orders, checks, certified checks and cash equivalents (exclusive of the contents of any safe deposit boxes) located at the Banking Centers, as determined by a cash count to be mutually conducted jointly by Seller and Purchaser but excluding any cash contained in ATMs not physically located at the Banking Centers and cash contained in security vehicles or otherwise maintained in vaults by vendors on behalf of the Seller Parties or their Subsidiaries, whether or not associated with the Transferred Business (the “Cash on Hand”);

(14) accrued income receivable and accounts receivable of the Seller and its Subsidiaries to the extent arising from the Transferred Business and existing as of the Close of Business on the Closing Date, including any Accrued Interest and Fees on the Purchased Assets where such Accrued Interest and Fees is not otherwise included in determining the Net Book Value of any Purchased Asset (the “Banking Receivables”), as set forth on the general ledger of the Seller maintained in the ordinary course of business of the Seller in accordance with the internal controls and procedures of the Seller, consistently applied;

(15) all prepaid charges and fees of the Seller and its Subsidiaries to the extent arising in the Transferred Business and existing as of the Close of Business on the Closing Date (the “Prepaid Expenses”), as set forth on the general ledger of the Seller maintained in the ordinary course of business of the Seller in accordance with the internal controls and procedures of the Seller, consistently applied;

(16) the Purchased Overdrafts;

(17) subject to the receipt of any required third-party consents, any income, commissions, compensation or allowances receivable or payable after the Closing Date in respect of annuities (including additional premium payments thereto after the Closing Date) and interests in mutual funds sold by the Seller or any of its Subsidiaries in the conduct or operation of the Transferred Business on or prior to the Close of Business on the Closing Date;

(18) the benefits, rights, rights of action and claims (express or implied) primarily related to the Purchased Assets and Assumed Liabilities acquired and assumed by Purchaser pursuant to the terms of this Agreement;

(19) subject to the receipt of any required third-party consents, the Transferred Wealth Management Relationships and the Transferred Business Banking Relationships; and

(20) the Purchased Credit Card Accounts and Receivables.

(b) Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1(a), Purchaser will not purchase, assume or otherwise acquire, and the Seller Parties and their respective Affiliates will retain all the rights, title and interest in and to, any and all assets of the Seller Parties or any of their respective Affiliates that are not expressly included in the Purchased Assets (collectively, the “Excluded Assets”), including the following assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed:

(1) all assets, properties, rights, Contracts and claims, including Loans and extensions of credit in process, wherever located, whether tangible or intangible, real, personal or mixed, primarily related to the Retained Businesses;

(2) other than the Real Property Leases and ATM Real Property Leases, all leases, subleases, licenses or other Contracts pursuant to which the Seller Parties or any of their respective Affiliates leases, subleases or licenses real property;

(3) all Nonperforming Loans and Loans to Retained Employees;

(4) the Excluded Contracts;

(5) all assets related to employee benefit arrangements of the Seller Parties or any of their respective Affiliates, including the Employee Plans;

(6) all Intellectual Property owned by or (except as included in the Assumed Contracts) licensed to the Seller Parties and their respective Affiliates, including the Seller Entity Names and the other Intellectual Property identified on Schedule 2.1(b)(6), subject to the license in Section 8.6(b);

(7) all right, title and interest in and to the IT Assets owned by or (except as included in the Assumed Contracts) leased or licensed to the Seller Parties and their respective Affiliates including the IT Assets identified on Schedule 2.1(b)(7);

(8) all Books and Records (or portions thereof) in any form or media (i) that relate to the Transferred Business but cannot, without unreasonable effort or expense, be separated from Books and Records maintained by the Seller Parties or their respective Affiliates in connection with the Retained Businesses, (ii) that relate to the Wealth Management Business, to the extent such Books and Records are the property of the Third-Party Broker-Dealer and not owned by FNS or Seller, (iii) to the extent related to Excluded Assets, Excluded Liabilities or Business Employees or Affiliated Employees who do not become Transferred Business Employees or (iv) consisting of personnel files and records; provided that, to the extent permitted under, and in accordance with, Section 7.1(b), Seller shall use commercially reasonable efforts to provide Purchaser with access to any such books, records, files and other data in clause (i) above;

(9) any foreclosed property and other real estate owned;

(10) any refunds or credit of or against Taxes with respect to the Purchased Assets or the Transferred Business for a Pre-Closing Period;

(11) all licenses, charters, and legal entities of the Seller Parties or their respective Affiliates; and

(12) all Retained In-Process Loans; and

(13) the Servicing Rights, including all rights of and benefits accruing to the Seller Parties under the Servicing Agreements.

(c) Purchaser understands, acknowledges and agrees that it is purchasing only the Purchased Assets (and assuming only the Assumed Liabilities) expressly specified in this Agreement and, except as may be expressly provided for in this Agreement, Purchaser has no interest in any other Relationship which the Seller Parties or any of their respective Affiliates has or may have with any Banking Center Customer (subject to Section 7.8) or any other customer of the Seller Parties or any of their respective Affiliates, including with respect to (i) any deposit account or other service of the Seller Parties at any other office of the Seller Parties which may be linked to the Assumed Deposits and (ii) any deposit account which sweeps from any Banking Center to a third party. Purchaser further understands, acknowledges and agrees that the Seller Parties and their respective Affiliates are retaining any and all rights and claims which any of them may have, including, but not limited to, indemnification or reimbursement rights, with respect to the Purchased Assets and the Assumed Liabilities, to the extent that such rights or claims relate to the conduct of the Transferred Business prior to the Closing Date, unless such rights or claims relate to liabilities, duties, responsibilities and obligations of the Seller or any of its Affiliates arising or accruing on or prior to the Closing Date which are included in the Assumed Liabilities.

Section 2.2 Assumption of Liabilities. (a) Assumed Liabilities. From and after the Closing, and subject to the terms and conditions set forth herein, Purchaser will assume, and will pay, perform and discharge as they become due, all of the following liabilities and obligations of the Seller Parties solely to the extent such liabilities and obligations are required to be satisfied, paid or performed after the Closing Date (collectively, the “Assumed Liabilities”):

(1) the Assumed Deposits;

(2) the Assumed Agreements, except for any liability or obligation under such Assumed Agreements (i) to be performed on or prior to the Closing Date or (ii) arising from a breach of, or default under, any such Assumed Agreements by the Seller Parties or their respective Affiliates;

(3) all liabilities and obligations accruing on and after the Closing Date that relate to or arise from the employment of the Transferred Business Employees by Purchaser on and after the Closing Date, including all compensation, benefits, severance, workers’ compensation and welfare benefit claims and employment-related liabilities incurred on and after the Closing Date;

(4) any Accrued Interest and Fees on the Assumed Deposits, where such Accrued Interest and Fees is not otherwise deducted in determining the Net Book Value of any Purchased Asset;

(5) any Liability, duty or obligation of any nature whatsoever, whether accrued, absolute, primary or secondary, contingent or otherwise, direct or indirect, asserted or unasserted, known or unknown that arises based on the conduct of the Transferred Business on and after the Closing Date relating to the Transferred Business, the Purchased Assets or the Assumed Liabilities, of whatever kind or nature, primary or secondary, direct or indirect;

(6) any Liability for Taxes imposed with respect to the Purchased Assets or the Transferred Business for a Post-Closing Period and Transfer Taxes pursuant to Section 10.5; and

(7) the Card Rewards Liability.

Purchaser’s obligations under this Section 2.2(a) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any document delivered in connection herewith or any right or alleged right to indemnification hereunder. All periodic fees or charges shall be shared on a proportionate basis as of the Closing Date in accordance with Section 3.3(b).

(b) Excluded Liabilities. Notwithstanding anything to the contrary set forth in Section 2.2(a), other than the Assumed Liabilities, neither Purchaser nor any of its Subsidiaries will assume any Liability, duty or obligation of the Seller or any of its Affiliates (collectively, the “Excluded Liabilities”), including the following Liabilities of the Seller and its Affiliates:

(1) any Liability, duty or obligation of the Seller or its Affiliates of any nature whatsoever, whether accrued, absolute, primary or secondary, contingent or otherwise, direct or indirect, asserted or unasserted, known or unknown, that is primarily related to the Retained Businesses, including any Liability set forth on Schedule 2.2(b)(1);

(2) any Liability, duty or obligation of the Seller or its Affiliates of any nature whatsoever, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown that is primarily related to any Excluded Asset;

(3) the Excluded Deposits;

(4) any compensation or benefit Liabilities to Business Employees or Affiliated Employees with respect to services provided to Seller or its Affiliates prior to the Closing Date (including all liabilities for accrued but unused paid time off) and any Liabilities under the Employee Plans, incurred on or prior to the Closing Date, whether or not such claims are submitted for payment or reimbursement on or before the Closing Date, except to the extent otherwise provided under Section 9.1;

(5) any Controlled Group Liability arising under any Employee Plan or any employee benefit plan sponsored, maintained or contributed to or by any current or former ERISA Affiliate of Seller or any of its Subsidiaries;

(6) all liabilities associated with any foreclosed property or other real estate owned, other than with respect to liabilities associated with the Purchased Real Property and the real property that is subject to the Real Property Leases; and

(7) any Liability for Taxes imposed with respect to the Purchased Assets or the Transferred Business for a Pre-Closing Period.

Section 2.3 Sale and Transfer of Servicing. Purchased Loans and Purchased Credit Card Accounts and Receivables shall be sold by the Seller on a servicing-released basis (and without limitation, any related escrow deposits and unapplied loan payments shall be transferred to Purchaser). As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Purchased Loans and Purchased Credit Card Accounts and Receivables after the Closing Date will be assumed by Purchaser, other than the Servicing Rights, including all rights of and benefits accruing to the Seller Parties under the Servicing Agreements.

ARTICLE III

CLOSING PAYMENT AND ADJUSTMENTS

Section 3.1 Closing Payment. (a) On the Closing Date, Purchaser shall acquire the Purchased Assets and shall assume the Assumed Liabilities.

(b) Pursuant to Section 3.2(b), on the Closing Date, Seller shall pay to Purchaser (or, in the event that the payment calculated pursuant hereto is a negative number, Purchaser shall pay to Seller the absolute value of such figure) by electronic wire transfer in an amount in U.S. dollars (the “Closing Payment”) equal to:

(1) an amount equal to the aggregate Net Book Value, as set forth on the Closing Statement (as defined in Section 3.2(a)), of the sum of (i) the Assumed Deposits, plus Accrued Interest and Fees thereon and (ii) the other Assumed Liabilities, MINUS

(2) an amount (the “Aggregate Asset Amount”) equal to the sum of the following, as set forth on the Closing Statement (as defined in Section 3.2(a)):

(i) the aggregate amount of Cash on Hand as of the Close of Business on the Closing Date; PLUS

(ii) the aggregate Net Book Value of the Purchased Real Property; PLUS

(iii) the sum of the aggregate Net Book Values, as of the Close of Business on the Closing Date, of each of the following: the Purchased Personal Property; the Purchased ATMs; the Purchased Overdrafts, the Purchased Credit Card Accounts and Receivables, in each case, plus Accrued Interest and Fees thereon; the Assumed Letters of Credit; and the Prepaid Expenses. Notwithstanding the forgoing, in computing the Aggregate Asset Amount, all Designated Purchased Overdrafts shall be excluded from the calculation of aggregate Net Book Values; PLUS

(iv) the unpaid principal balance, as of the Close of Business on the Closing Date, of the Purchased Loans plus accrued interest thereon, as reflected in the Closing Statement.

(c) On the Closing Date, Purchaser shall pay to Seller, by electronic wire transfer an amount (the “Purchaser Premium”) in U.S. dollars equal to 4.5% of the average daily balance (including Accrued Interest and Fees) of the Assumed Deposits, subject to adjustment (and adjusted) pursuant to Section 3.2. For purposes hereof, the average daily balance shall be the average daily balance (including Accrued Interest and Fees) for the thirty (30) calendar days preceding the fifth (5th) calendar day before the Closing Date, calculated as follows: (i) the average daily balance (including Accrued Interest and Fees) for the calendar days of the month during which the Closing Date occurs; and (ii) to the extent there are less than thirty (30) calendar days in the period specified in clause (i), the average daily balance (including Accrued Interest and Fees) for the calendar month immediately preceding the month in which the Closing Date occurs shall be the average daily balance (including Accrued Interest and Fees) for each day not included in clause (i).

Section 3.2 Closing Statement and Closing Payment. (a) Closing Statement. On or prior to the second (2nd) Business Day immediately preceding the Closing Date, Seller shall prepare a statement substantially in the form of Exhibit 3.2 (the “Closing Statement”) showing the Aggregate Asset Amount and the calculation thereof, reflecting the Purchased Assets and Assumed Liabilities as of the Update Date (the “Closing Statement Date”).

(b) Closing Payment; Purchaser Premium. At the Closing, Seller shall pay to Purchaser (or, if applicable in accordance with Section 3.1(b), Purchaser shall pay to Seller) the Closing Payment, calculated pursuant to Section 3.1(b), as reflected on the Closing Statement. The amount paid at the Closing shall be subject to subsequent adjustment based on the Final Closing Statement, prepared pursuant to Section 3.3. In addition, at the Closing, Purchaser shall pay to Seller the Purchaser Premium calculated pursuant to Section 3.1(c) based on the Closing Statement. The amount so paid to Seller on account of the Purchaser Premium shall be subject to adjustment based on the Final Closing Statement with the Purchaser Premium computed using the same methodology set forth in Section 3.1(c) but computed by reference to the thirty (30) calendar days preceding and including the Closing Date (rather than the fifth (5th) calendar day before the Closing Date).

Section 3.3 Final Closing Statement, Allocation of Fees and Expenses, and Post-Closing Adjustment. (a) Final Closing Statement. Not later than forty-five (45) Business Days after the Closing Date, Seller shall deliver to Purchaser a statement, as of the Close of Business on the Closing Date, and prepared in accordance with GAAP applied consistently with the practices used in the preparation of the Closing Statement except as and to the extent that this Agreement provides for different valuation methodologies for particular categories of Purchased Assets and Assumed Liabilities, showing the Aggregate Asset Amount and the calculation thereof, reflecting the Purchased Assets and Assumed Liabilities, as of the Close of Business on the Closing Date (as reflected on the Final Schedules), and reflecting such other adjustments as are appropriate in accordance with Section 3.3(b) (the “Final Closing Statement”). Purchaser shall provide Seller and its officers, directors, employees, agents and advisors (including attorneys and accountants) (collectively, “Representatives”) reasonable access to the premises, books and records, and appropriate personnel of the Transferred Business reasonably requested by Seller for purposes of the preparation of the Final Closing Statement. Purchaser shall instruct its Representatives (including the Transferred Business Employees) to cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, Seller and its Representatives, and, upon execution of a customary access letter if required by Purchaser’s outside accountants, to provide Seller and its Representatives with reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Purchaser or its Affiliates or its Representatives (including its outside accountants) to the extent such materials have been prepared by Purchaser or its Affiliates or its Representatives and relate to the calculation of the Aggregate Asset Amount, Purchased Assets and/or the Assumed Liabilities in any respect (all such information shall be deemed Information of Purchaser and therefore subject to Section 7.5).

(b) Allocation of Fees and Expenses. Except as otherwise provided herein, to effect the intention of the parties that the economics of the Transferred Business (except to the extent of the Banking Receivables and the Prepaid Expenses purchased by Purchaser pursuant to Section 2.1(a)(14) and Section 2.1(a)(15), respectively) shall be for the account of the Seller up to the Close of Business on the Closing Date and thereafter shall be for the account of Purchaser, all fees and expenses with respect to the Transferred Business that relate to both the period before and the period after the Closing Date, shall reflect a proration between Purchaser, on the one hand, and Seller, on the other hand, based on the full amount of the latest available bills or statements on the basis of a three hundred sixty-five (365)-day calendar year (except to the extent accrued on a three hundred sixty (360)-day calendar year, in which case proration shall be based on a three hundred sixty (360)-day calendar year) as of the Close of Business on the Closing Date. In furtherance of the foregoing, all operating expenses related to the Transferred Business, as the case may be, including rent, utility, maintenance, and service expenses attributable to operations of the Transferred Business until the Close of Business on the Closing Date shall be paid by and shall be the obligation of Seller. All of such expenses attributable to operations of the Transferred Business after the Close of Business on the Closing Date shall be paid by and be the obligation of Purchaser. All real and personal property, use and other Taxes imposed on a time basis with respect to the Transferred Business shall reflect a proration between Purchaser, on the one hand, and Seller, on the other hand, in the same manner based on the full amount of the Tax for the relevant period, unless such amount is not reasonably ascertainable, in which case the full amount of the Tax for the prior period shall be used. Any rental income from subtenants or other third-party occupants of real property shall also reflect a proration between Purchaser, on the one hand, and Seller, on the other hand, as of the Close of Business on the Closing Date. To the extent that any Tax, fees or expenses described in this Section 3.3 are not discovered or the actual amount thereof is not known prior to the final determination of the Final Closing Statement, Seller and Purchaser shall cooperate with one another so that Seller and Purchaser each pays its appropriate share of any such fee or expense, depending upon whether such fee or expense relates to the period before or after the Close of Business on the Closing Date.

(c) Seller shall instruct its employees and Representatives to cooperate with and promptly and completely respond to all reasonable requests and inquiries of, Purchaser and its Representatives, and, upon execution of a customary access letter if required by Seller’s outside accountants, to provide Purchaser and its Representatives with reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Seller or its Representatives (including its outside accountants) to the extent such materials have been prepared by Seller or its Representatives and relate to the calculation of the Aggregate Asset Amount, Purchased Assets and/or Assumed Liabilities in any respect or questions concerning or disagreements arising in the course of Purchaser’s review (all such information shall be deemed Information of Seller and therefore subject to Section 7.5). Except as otherwise expressly provided herein, the determination of the Final Closing Statement shall be final and binding on the parties hereto, unless, within thirty (30) days after receipt by Purchaser of the Final Closing Statement, Purchaser shall notify Seller in writing of its objection to any amount included therein or omitted therefrom (a “Purchaser Objection”), in which case, if the parties are unable to resolve the disputed items within ten (10) Business Days of the receipt by Seller of notice of such Purchaser Objection, such items shall be determined by a nationally recognized independent accounting firm selected by mutual agreement between Seller and Purchaser; provided, however, that in the event the fees of such firm as estimated by such firm would exceed fifty percent (50%) of the net amount in dispute, the parties agree that such firm will not be engaged by either party and that such net amount in dispute will be equally apportioned between Seller and Purchaser. Such accounting firm shall be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of such accounting firm shall be final and binding on the parties hereto. The fees, costs and expenses of such accounting firm shall be shared as follows:

(1) if the accounting firm resolves all Purchaser Objections in favor of Purchaser’s position (the final aggregate Closing Payment and/or Purchaser Premium so determined is referred to herein as the “Low Value”), then Seller shall be obligated to pay for all of the fees, costs and expenses of the accounting firm;

(2) if the accounting firm resolves all Purchaser Objections in favor of Seller’s position (the final aggregate Closing Payment and/or Purchaser Premium so determined is referred to herein as the “High Value”), then Purchaser shall be obligated to pay for all of the fees, costs and expenses of the accounting firm; and

(3) if the accounting firm neither resolves all Purchaser Objections in favor of Purchaser’s position nor resolves all Purchaser Objections in favor of Seller’s position (the final aggregate Closing Payment and/or Purchaser Premium so determined is referred to herein as the “Actual Value”), Seller shall be responsible for such fraction of the fees and expenses of the accounting firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Purchaser shall be responsible for the remainder of the fees and expenses to the accounting firm.

(d) Not later than the Close of Business on the second (2nd) Business Day following the final determination of the Final Closing Statement pursuant to Section 3.3(c) (the “Adjustment Payment Date”), Seller and Purchaser shall effect the transfer of any funds as may be necessary to reflect changes in the Purchased Assets and Assumed Liabilities, (including changes in the month-to-date average daily balance (including Accrued Interest and Fees) of the Assumed Deposits) between the Closing Statement and the Final Closing Statement and resulting changes in the Closing Payment and/or Purchaser Premium, together with interest thereon computed from the Closing Date up to, but not including, the Adjustment Payment Date, at the Federal Funds Rate; provided, however, that if a Purchaser Objection is timely made, within two (2) Business Days of the date of such Purchaser Objection, Seller and Purchaser shall effect the transfer of any funds as may be necessary to reflect the undisputed portion of the changes in the Purchased Assets and Assumed Liabilities between the Closing Statement and the Final Closing Statement and resulting adjustments to the Closing Payment and/or Purchaser Premium, together with interest thereon computed from the Closing Date up to, but not including, the date of such payment at the Federal Funds Rate.

Section 3.4 Allocation of Consideration. (a) Within ninety (90) days after an Adjustment Payment Date, Seller shall prepare and deliver to Purchaser a draft allocation statement setting forth the proposed calculation of the aggregate amount of consideration paid by Purchaser in respect of the Transferred Business and the proposed allocation in the form required in Section 1060 of the Code of such aggregate amount among the Purchased Assets (the “Allocation Statement”). If within twenty (20) days after Purchaser’s receipt of the Allocation Statement, Purchaser shall not have objected in writing to such Allocation Statement, then such Allocation Statement shall become final (the “Final Allocation Statement”) and binding on the parties hereto. In the event that Purchaser objects in writing within such twenty (20) day period, Seller and Purchaser shall negotiate in good faith to resolve the dispute.

(b) Purchaser and Seller agree to report the allocation of the total consideration among the Purchased Assets in a manner consistent with the Final Allocation Statement, and agree to act consistently in the preparation and filing of all Tax Returns (including filing Form 8594 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Treasury Regulations, the Internal Revenue Service or any applicable state or local Taxing Authority) and in the course of any Tax audit, Tax review or Tax litigation relating thereto; provided that neither the Seller Parties nor any of their respective Affiliates nor Purchaser or any of its Affiliates will be obligated to litigate any challenge to such allocation of the aggregate consideration by a Taxing Authority.

ARTICLE IV

THE CLOSING

Section 4.1 Closing Time and Place. The consummation of the transfer of the Transferred Business, including the Purchased Assets and the Assumed Liabilities, and the payment of the Closing Payment, in each case as contemplated by this Agreement, shall take place at a closing (the “Closing”), to be held at 10:00 a.m., New York time, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 on (i) the later of July 15, 2016 or the first Friday following the satisfaction or waiver of all conditions set forth in Article XI (excluding any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or (ii) such other date as Parent, Purchaser and Seller may agree in writing (in either case, the “Closing Date”). The Closing shall be deemed effective as of 11:59 p.m., New York time, on the Closing Date. If the Closing Date occurs on a day other than a Business Day, any wire transfers that otherwise would have been made on the Closing Date shall be evidenced on the Closing Date through arrangements mutually agreed by the parties, and such wire transfers shall occur on the first Business Day following the Closing Date.

Section 4.2 Closing Documents. (a) Deliveries of Seller. At the Closing, Seller shall deliver the following documents to Purchaser, all of which shall be in a form reasonably satisfactory to Purchaser:

(1) The updated Schedules contemplated by Section 7.10.

(2) the officers’ certificates contemplated by Section 11.3(c);

(3) all documents necessary to convey to Purchaser the Purchased Real Property;

(4) a bill of sale, in substantially the form attached hereto as Exhibit 4.2(a)(4) (the “Bill of Sale”), transferring to Purchaser free and clear of Liens (other than Permitted Liens) all of the right, title and interest of Seller and its Subsidiaries in and to the Purchased Assets;

(5) a duly executed Assignment and Assumption Agreement, in substantially the form attached hereto as

Exhibit 4.2(a)(5) (the “Assignment and Assumption Agreement”), assigning the right, title and interest of Seller and its Subsidiaries in and to the Purchased Assets, free and clear of Liens (other than Permitted Liens) and providing for the Assumed Liabilities;

(6) an affidavit pursuant to Section 1445 of the Code certifying to the non-foreign status of Seller and its Subsidiaries conveying real property located in the United States hereunder;

(7) subject to Section 8.3(c), the Purchased Loans;

(8) subject to the relevant provisions of Exhibit A, possession of, or access to, all Credit Documents in whatever form or medium (including imaged documents), all collateral in the custody or possession of Seller or its Affiliates, and all funds held in escrow, in each case, relating to the Purchased Loans, the Assumed Letters of Credit or the Purchased Credit Card Accounts and Receivables; and

(9) all other documents and instruments reasonably necessary to (i) transfer the Purchased Assets to Purchaser, (ii) reflect the assumption of the Assumed Liabilities by Purchaser or (iii) effectuate the other transactions contemplated by this Agreement.

(b) Deliveries of Purchaser. At the Closing, Purchaser shall deliver the following documents to Seller, all of which shall be in a form reasonably satisfactory to Seller:

(1) the officer’s certificate contemplated by Section 11.2(c);

(2) a duly executed Assignment and Assumption Agreement;

(3) an executed Bill of Sale; and

(4) all other documents and instruments reasonably necessary to (i) receive the Purchased Assets from Seller or any of its Subsidiaries, (ii) assume the Assumed Liabilities from Seller or any of its Affiliates or (iii) effectuate the other transactions contemplated by this Agreement.

Section 4.3 Delivery of Purchased Assets. Seller shall deliver to Purchaser at the Close of Business on the Closing Date (or at such other date if mutually agreed to by Purchaser and Seller) all of the fixed assets and other tangible personal property to the extent not located on or at the Business Premises (including real property files, Cash on Hand, and keys to safe deposit boxes) constituting Purchased Assets hereunder being purchased at such Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as Previously Disclosed, Seller represents and warrants to Purchaser, as of the date hereof (or as of such other date as may be expressly provided in any representation or warranty), as follows:

Section 5.1 Organization. Seller is a national bank duly organized, validly existing and in good standing under the laws of the United States and has all necessary organizational power and authority to carry on the Transferred Business as presently conducted, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 5.2 Authority; Capacity. Seller has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller, and this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the valid and binding obligations of Seller, enforceable against Seller, and upon consummation of the Bank Merger will be enforceable against KeyBank, in accordance with their terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

Section 5.3 Consents and Approvals.

(a) None of Seller or any of its Subsidiaries is required to obtain any order, permit, consent, approval or authorization of, nor is required to make any declaration or filing with, any Governmental Entity or third party in connection with the execution and delivery of this Agreement or the transactions contemplated hereby, except (i) the Regulatory Approvals and (ii) other consents or approvals, the failure of which to obtain would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) There are no pending, or to the Knowledge of Seller, threatened disputes or controversies between Seller or any of its Affiliates and any Governmental Entity, including with respect to capital requirements, that (i) would reasonably be expected to prevent or delay Seller from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Seller has not received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

Section 5.4 No Breaches; Defaults. Assuming the receipt of all regulatory approvals referenced in Section 5.3, the execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Seller do not, and the consummation of the transactions contemplated by this Agreement will not, constitute: (i) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Seller or to which Seller is subject, which such breach, violation or default would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or (ii) a breach or violation of or a default under the Constituent Documents of Seller.

Section 5.5 Compliance with Law. Except as disclosed on Schedule 5.5, Seller and each of its Subsidiaries: (i) is in all material respects in compliance with Applicable Law applicable to the Purchased Assets, Assumed Liabilities and Transferred Business; (ii) has in all material respects conducted and is conducting the Transferred Business (including all matters relating to the Business Employees, Affiliated Employees and the Business Premises) in compliance with Applicable Law; and (iii) has properly administered in all material respects all accounts within the Transferred Business for which any of them acts as a fiduciary, including accounts for which any of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the agreements governing such accounts and Applicable Law; provided, that the environmental matters addressed by Section 5.18 shall be governed exclusively by Section 5.18 and not this Section 5.5 and compliance with law matters specifically addressed elsewhere in this Article V shall be governed by such specific representations and not this Section 5.5.

Section 5.6 Litigation and Related Matters. Except as disclosed on Schedule 5.6, as of the date of this Agreement there are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the Knowledge of Seller, threatened related to the Transferred Business, Purchased Assets or Assumed Liabilities, against or affecting Seller which, if resolved adversely to the Seller, would reasonably be expected to result in damages, fines or awards exceeding $1,000,000, or otherwise would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 5.7 No Brokers or Finders. Except for Morgan Stanley & Co. LLC and KeyBanc Capital Markets, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller Parties or any of their respective Affiliates who might be entitled to any fee or commission from Seller or its Affiliates in connection with the transactions contemplated hereby.

Section 5.8 Operations. Since January 1, 2016 and except as otherwise expressly contemplated by this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, Seller and its Subsidiaries have in all material respects conducted the Transferred Business in the ordinary course of business. Since January 1, 2016, there has not been any event, occurrence or circumstance that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.9 Real Property Leases. (a) Seller has provided Purchaser with true and correct copies of all Real Property Leases and a list of all of the tenants or other occupants of the Business Premises subject to a Real Property Lease as of the date set forth on such list.

(b) Each Real Property Lease is in full force and effect in all material respects and there exists no default by Seller or, to the Knowledge of Seller, the landlord with respect to any material term or provision of such Real Property Lease, in each case which would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) Each Real Property Lease is in full force and effect in all material respects and Seller has not received a written notice of default by Seller which would reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, the landlord is not in default with respect to any material term or provision of such Real Property Lease, which would reasonably be expected to have a Material Adverse Effect.

Section 5.10 Purchased Real Property. (a) Seller has good and valid title to the Purchased Real Property, free and clear of all Liens except for Permitted Liens.

(b) Except as disclosed on Schedule 5.10, neither Seller nor any of its Subsidiaries has received any written notice of any actual, and has no Knowledge of any pending, condemnation proceeding relating to the Purchased Real Property.

(c) Seller has no outstanding agreements, options, rights of first refusal or commitments of any nature obligating Seller or any of its Subsidiaries to transfer any of the Purchased Real Property or rights or interests therein to any other Person.

Section 5.11 Assumed Deposits. Seller has the right to transfer or assign each of the Assumed Deposits to Purchaser. The Assumed Deposits have been solicited, originated and administered in accordance with the terms of the respective governing documents and all Applicable Law and regulations, in each case, in all material respects. The Assumed Deposits are insured by the FDIC to the fullest extent permitted in accordance with the FDI Act and all assessments thereunder have been paid when due. Each of the agreements relating to the Assumed Deposits is valid, binding and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

Section 5.12 Purchased Loans. (a) Each Purchased Loan (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine and what they purport to be; (ii) to the Knowledge of Seller, constitutes a legal, valid and binding obligation of the respective borrower(s) or obligor(s), enforceable by the holder thereof in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally, (iii) to the Knowledge of Seller, is free from all material claims, defenses, rights of rescission, any discount, allowance, set-off, counterclaim, presently pending bankruptcy or other defenses by the borrower, and (iv) complies in all material respects with Applicable Law, including all applicable lending laws and regulations.

(b) Each Purchased Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Purchased Loan files are being maintained, in all material respects in accordance with the Credit Documents, Seller’s written underwriting standards and in accordance with Applicable Law, except for such exceptions as would not reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) Immediately following the sale of each Purchased Loan, Purchaser will own such Purchased Loan free and clear of any encumbrance, equity, participation interest, Lien, pledge, charge, claim or security interest, except for Permitted Liens.

(d) Except as set forth in this Section 5.12, Seller does not make any representation or warranty to Purchaser relating to the Purchased Loans.

Section 5.13 Purchased Credit Card Accounts and Receivables (a) Each Purchased Credit Card Account and Receivable: (i) is governed by an account agreement, and each such account complies with, and is subject to, the account agreement applicable to such account; a copy of which is included in the Credit Documents which will be delivered, or made available, to Purchaser pursuant to Section 2.1(a); (ii) constitutes a legal, valid and binding obligation of the respective borrower(s) or obligor(s), enforceable, to the Knowledge of Seller, by the holder thereof in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally; and (iii) to the Knowledge of Seller, is not subject to any claim of usury against Seller or any of its Subsidiaries or of fraud or offset, recoupment, adjustment or any other valid and cognizable claim or defense of a borrower.

(b) The Purchased Credit Card Accounts and Receivables have been originated, created, maintained and serviced in compliance with Applicable Law, the applicable account agreements and cardholder agreements and the policies and procedures of Seller or the applicable Affiliate of Seller that owns such Purchased Credit Card Accounts and Receivables, in each case, in all material respects. The interest rates, fees and charges in connection with the Purchased Credit Card Accounts and Receivables comply with Applicable Law and the applicable account agreements, in each case, in all material respects.

(c) Except as set forth in this Section 5.13, Seller does not make any representation or warranty of any kind to Purchaser relating to the Purchased Credit Card Accounts and Receivables, including with respect to (i) the due execution, legality, validity, enforceability, genuineness, sufficiency, value or collectability of the Purchased Credit Card Accounts and Receivables or any document, instrument or agreement in the loan file, (ii) any representation, warranty or statement made by an obligor or other party in or in connection with any Purchased Credit Card Accounts and Receivables, (iii) the financial condition or creditworthiness of any primary or secondary obligor under any Purchased Credit Card Accounts and Receivables or any guarantor or surety or other obligor thereof, (iv) the performance by the obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Purchased Credit Card Accounts and Receivables, or (v) inspecting any of the property, books or records of any obligor.

Section 5.14 Assumed Contracts. To the Knowledge of Seller, each party to any Assumed Contract to which Seller or any of its Subsidiaries is a party has performed its obligations thereunder to the extent that such obligations to perform have accrued, and no party is in default under such Assumed Contracts except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each such Assumed Contract constitutes the legal, valid and binding obligation of Seller or its Subsidiaries, and, to the Knowledge of Seller, the respective third party, and is enforceable in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally.

Section 5.15 Regulatory Matters. There are no pending, or to the Knowledge of Seller, threatened disputes or controversies between Seller or its Affiliates and any federal, state or local governmental authority that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. None of the Seller Parties has received any written notice from any Governmental Entity indicating that such Governmental Entity would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

Section 5.16 Necessary Permits. Except as set forth on Schedule 5.16, Seller and its Subsidiaries possess all material permits, licenses, orders, ratings and approvals of all Governmental Entities necessary for them to operate the Transferred Business substantially as presently operated (the “Necessary Permits”).

Section 5.17 Business Employees, Affiliated Employees and Benefits. (a) Schedule 1.1(c)(i) and Schedule 1.1.(c)(ii) list, as of April 7, 2016, all Business Employees (excluding Retained Employees) who are identified as employed in the Transferred Business by the internal records of Seller, and the Affiliated Employees (excluding Retained Employees), respectively, as well as the position, corporate and functional title, status as exempt or non-exempt, identification number, hire date, status as full or part-time, status as active or on leave, if on leave, the date leave commenced, geographic location and remuneration (including base salary, base wage, commission schedule and prior year’s incentive award, in each case, as applicable) of each such Business Employee or Affiliated Employee (excluding Retained Employees in each case). Schedule 1.1(c)(ii) also identifies the Affiliated Employees who are employed by Seller in connection with the Wealth Management Business (the “Wealth Management Employees”). Within five (5) Business Days prior to the Closing Date, and at such other dates as reasonably requested by Purchaser, but no more frequently than once every thirty (30) days, Seller shall update Schedule 1.1(c)(i) and Schedule 1.1(c)(ii) in electronic format, to reflect (i) any newly hired Business Employees or Affiliated Employees, as appropriate, (ii) any Business Employees or Affiliated Employees whose employment has terminated, as appropriate, and (iii) any other change in the other information on Schedule 1.1(c)(i) or Schedule 1.1(c)(ii), respectively; provided, however, that no updated information shall be provided with respect to those Business Employees or Affiliated Employees previously listed on Schedule 1.1(c)(i) or Schedule 1.1(c)(ii), respectively, who have rejected a Comparable Job Offer or who have not received a Comparable Job Offer from Purchaser as of such date.

(b) Schedule 5.17(b) lists all of the material employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, supplemental retirement or other benefit plans, programs or arrangements, and all retention, employment, individual independent contractor, termination, severance plans, vacation, paid time off, fringe benefit, programs or arrangements or other contracts or agreements to or with respect to which Seller of any of its Subsidiaries, is a party or has any obligation or that are maintained, contributed to or sponsored by Seller or any of its Subsidiaries for the benefit of any Business Employee or Affiliated Employee (the “Employee Plans”). Seller has made available to Purchaser copies of the most recent summary plan descriptions and annual enrollment guides with respect to the Employee Plans.

Section 5.18 Environmental Matters. Except as set forth on Schedule 5.18:

(a) To the Knowledge of Seller, (i) each of Seller and its Subsidiaries is currently in material compliance with all Environmental Laws applicable to any Business Premises, and (ii) neither the Seller nor its Subsidiaries has received any written notices that there has been any failure to comply with Environmental Laws applicable to the Business Premises, except any such notice with respect to a failure to comply which has been fully resolved.

(b) Seller has not received written notice of any, and to Seller’s Knowledge there is no pending or threatened, suit, claim, demand, action, proceeding or investigation alleging any material violation of, or material liability under, applicable Environmental Law.

(c) To the Knowledge of Seller, neither Seller nor any of its Subsidiaries has Released Hazardous Materials into the Environment at any Business Premises in amounts and under circumstances that would reasonably be expected to have a Material Adverse Effect.

Section 5.19 Books and Records. With respect to each Assumed Agreement and all accounts related thereto, to the Knowledge of Seller, the accounting, financial and other books and records kept by Seller and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in compliance in all material respects with Applicable Law. The books and records included within the Purchased Assets include all customary branch, customer and customer-related information reasonably necessary to service the Assumed Deposits and Purchased Loans on an ongoing basis, and to otherwise operate the Transferred Business being acquired under this Agreement in substantially the same manner operated by Seller.

Section 5.20 Representations and Warranties Related to the Transferred Wealth Management Relationships. (a) Customer Relationships: (1) To the Knowledge of Seller and FNS, each Transferred Wealth Management Relationship has been in all material respects originated and serviced (i) in conformity with applicable policies of the Third-Party Broker-Dealer and (ii) in compliance with Applicable Law. To the Knowledge of Seller and FNS, each instrument or agreement governing a Transferred Wealth Management Relationship has been duly and validly executed and delivered by Seller and the other contracting parties, and each such instrument or agreement constitutes a valid, binding and enforceable obligation of the parties thereto, subject as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally.

(2) As of the date hereof and to the Knowledge of Seller and FNS, Seller has not received any written notice from any customer related to the Transferred Wealth Management Relationships that it intends to bring a claim against Seller or any of its Affiliates in connection with the Transferred Wealth Management Relationships.

(b) Conduct of the Wealth Management Business: To the Knowledge of Seller and FNS, the Third-Party Broker-Dealer currently has in place an effective system of policies and procedures and a supervisory system reasonably designed to achieve and maintain material compliance with all applicable federal and state securities laws (and the rules of any applicable Self-Regulatory Organization). To the Knowledge of Seller and FNS, the Affiliated Employees associated with the Transferred Wealth Management Relationships, in their capacities as employees, have complied with Applicable Laws, except for any failure to comply that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c) Financial Advisors: Schedule 5.20(c) lists each Affiliated Employee who, as of the date hereof, is a financial advisor associated with the Transferred Wealth Management Relationships, the assets under management attributable to each such financial advisor and the Banking Center(s) in which each such financial advisor is located.

Section 5.21 Limitations on and Disclaimer of Representations and Warranties.

(a) Except for the representations and warranties specifically set forth in this Agreement, no Party nor any of its agents, Affiliates or representatives makes or shall be deemed to make any representation or warranty to Purchaser, express or implied, at law or in equity, with respect to the transactions contemplated hereby and Seller hereby disclaims any such representation or warranty whether by any Seller Party or any of its Representatives or any other person.

(b) Except as specified in Section 5.18, Seller makes no representations or warranties, express or implied, of any type or nature with respect to the physical condition of the Purchased Real Property and the Purchased Personal Property, which is being sold “AS IS,” “WHERE IS” without recourse and with all faults, without any obligation on the part of Seller. Except as otherwise expressly set forth in this Agreement, by closing this transaction, Purchaser hereby releases Seller and any of its Affiliates and waives any claims which Purchaser may now or hereafter have against Seller or any of its Affiliates relating to the physical condition of the Purchased Real Property and the Purchased Personal Property from and after the Closing.

Section 5.22 Availability of Funds. Seller has sufficient funds on hand or available to it pursuant to existing lines of credit to permit Seller on the Closing Date to pay all amounts payable by Seller hereunder, and all fees and expenses incurred by Seller in connection with the transactions contemplated hereby, and to permit Seller to timely pay or perform all of its other obligations under this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as Previously Disclosed, Purchaser hereby represents and warrants to Seller, as of the date hereof (or as of such other date as may be expressly provided in any representation or warranty), as follows:

Section 6.1 Organization. Purchaser is a Pennsylvania savings bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all necessary corporate power and authority to carry on its business as presently conducted, except as would not, individually or in the aggregate, materially reasonably be expected to impede, delay or prevent Purchaser or any of its Subsidiaries from entering into this Agreement or performing its terms.

Section 6.2 Authority; Capacity. Purchaser has the power and authority to enter into and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Purchaser, and this Agreement and the instruments and documents executed pursuant hereto constitutes, or when executed will constitute, the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

Section 6.3 Consents and Approvals and Other Regulatory Matters.

(a) Neither Purchaser nor any of its Affiliates is required to obtain any order, permit, consent, approval or authorization of, nor required to make any declaration or filing with, any Governmental Entity or third-party in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except compliance with the applicable requirements of the HSR Act, the SBA Approval (subject to Section 7.2(k)) and the approval by Purchaser’s primary federal banking regulator under the Bank Merger Act and the Pennsylvania Department of Banking and Securities and, solely to the extent required, the New York State Department of Financial Services (such approvals, the “Regulatory Approvals”). As of the date hereof, Purchaser does not have any reason to believe that any Governmental Entity will impose, in connection with any Regulatory Approval for the transactions contemplated by this Agreement or otherwise, any condition or requirement that would result in the conditions to Purchaser’s obligation to effect the transactions contemplated by this Agreement not being fulfilled.

(b) There are no pending, or to the Knowledge of Purchaser, threatened disputes or controversies between Purchaser or any of its Affiliates and any Governmental Entity, including with respect to capital requirements, that (i) would reasonably be expected to prevent or delay Purchaser from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Purchaser has not received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

(c) As of the date hereof, both currently and after giving effect to the transactions contemplated hereby (on a pro forma basis): (i) Purchaser is and will be at least “well-capitalized”, as defined in the FDI Act; and (ii) Purchaser meets all capital requirements, standards and ratios required by each state or federal banking regulator with jurisdiction over Purchaser, including any such higher requirement, standard or ratio as applied to Purchaser by state or federal banking regulator, and no such regulator has indicated that it is likely to or will condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

(d) The deposits of Purchaser and its Subsidiaries are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Purchaser.

(e) Purchaser has a CRA rating of “satisfactory” or “outstanding” as of its most recent CRA examination by the regulatory agency responsible for its supervision and Purchaser has no reason to believe that it will not maintain its current rating following its next CRA examination. Purchaser has received no notice of and has no Knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

Section 6.4 No Breaches; Defaults. Assuming the receipt of all regulatory approvals referenced in Section 6.3(a), the execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, constitute: (i) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Purchaser or to which it is subject, which breach, violation or default would reasonably be expected to materially impede, delay or prevent Purchaser or any of its Subsidiaries from entering into this Agreement or performing its terms, or (ii) a breach or violation of or a default under the Constituent Documents of Purchaser.

Section 6.5 Litigation and Related Matters. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the Knowledge of Purchaser, threatened against or affecting Purchaser which would reasonably be expected to materially impede, delay or prevent Purchaser or any of its Subsidiaries from entering into this Agreement or performing its terms.

Section 6.6 Compliance with Laws and Regulations. Except as set forth in Schedule 6.6 or as would not materially reasonably be expected to impede, delay or prevent Purchaser or any of its Subsidiaries from entering into this Agreement or performing its terms, Purchaser and its Subsidiaries have conducted and are conducting their business in all material respects in compliance with all Applicable Law, including all regulations, orders, and opinions of the Pennsylvania Department of Banking and Securities, the Federal Reserve Board and the FDIC, and none of Purchaser or its Subsidiaries is subject to any order or ruling directed to it by, or memorandum of understanding with, any Governmental Entity.

Section 6.7 No Brokers or Finders. Except for Boenning & Scattergood, Inc., whose fees will be paid by Purchaser, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Affiliates who might be entitled to any fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated hereby.

Section 6.8 Availability of Funds. Purchaser has sufficient funds on hand or available to it pursuant to existing lines of credit to permit Purchaser on the Closing Date to pay all amounts payable by Purchaser hereunder, and all fees and expenses incurred by Purchaser in connection with the transactions contemplated hereby, and to permit Purchaser to timely pay or perform all of its other obligations under this Agreement.

Section 6.9 Eligibility. As of the date hereof, Purchaser satisfies, and as of the Closing Date will satisfy, all clearing standards and requirements under Applicable Law to (1) acquire the Transferred Wealth Management Relationships and (2) employ the financial advisors associated with the Transferred Wealth Management Relationships

Section 6.10 Operation of the Banking Centers. Purchaser intends to continue to provide retail and Business Banking services in the geographical area served by the Banking Centers.

Section 6.11 Limitations on and Disclaimer of Representations and Warranties. Except for the representations and warranties specifically set forth in this Agreement, neither Purchaser nor any of its agents, Affiliates or representatives makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby and Purchaser hereby disclaims any such representation or warranty whether by Purchaser or any of its Representatives or any other person.

ARTICLE VII

GENERAL COVENANTS

Section 7.1 Access to Properties and Records Relating to the Transferred Business. (a) To the extent permitted by Applicable Law, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, Seller will provide to Purchaser and to its Representatives reasonable access during the normal business hours of Seller to the properties, books, contracts and records of Seller and its Subsidiaries relating directly to the Transferred Business for purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that such access shall be at reasonable times and upon reasonable prior notice and shall not disrupt the personnel and operations of Seller and its Subsidiaries; provided further that neither Seller nor its Affiliates shall be required to take any action or provide access to any materials which would reasonably be expected to constitute or cause a waiver of attorney-client or work product privileges; provided further that Purchaser shall have no right to perform any subsurface or other invasive investigations of the properties or facilities of Seller or any of its Subsidiaries; and provided further that Purchaser’s access to Tax Returns filed by or otherwise relating to Seller or any of its Subsidiaries shall be governed by Article X. All requests for access to such offices, properties, books, and records shall be made to Seller and Seller will in turn either provide such access to Purchaser (if Seller has copies of the applicable items) or make such requests to such representatives of Seller as Seller shall designate, who shall be responsible for coordinating such requests and all permitted access.

(b) Following the Closing, Purchaser will grant the Seller Parties and their respective Representatives reasonable access during Purchaser’s normal business hours to all books, records and other data relating directly to the Transferred Business and to the Transferred Business Employees (including making such persons reasonably available to the Seller Parties or any of their respective Affiliates for depositions, witness preparation, trial preparation and fact-gathering) at reasonable times and upon reasonable prior notice and provided such access shall not disrupt the personnel and operations of Purchaser and its Subsidiaries, if such access is reasonably deemed necessary or desirable by Seller or any of its Subsidiaries in connection with its tax, regulatory, litigation, contractual or other legitimate, non-competitive matters, including for purposes of handling claims related to Section 2.2 for which Transferred Business Employees may have relevant information. Nothing in the foregoing shall prevent Seller or any of its Subsidiaries from seeking to make such persons available via subpoena or other legal or similar process.

(c) If Seller does not deliver books, records and other data pursuant to Section 2.1(b)(8) that are otherwise required to be delivered pursuant to Section 2.1(a)(12), in accordance with Exhibit A, Seller will hold such books, records and other data as custodian for Purchaser and, in its capacity as custodian, provide to Purchaser access to such books, records and other data in the manner provided in Exhibit A.

(d) Purchaser will review with Seller Purchaser’s information security controls of the system or systems used by Purchaser to maintain the security of customer data, including providing reasonable access to Purchaser’s owned facilities and data centers and, to the extent permitted under the relevant contract, to third-party facilities and data centers.

Section 7.2 Efforts; Regulatory Filings and Other Actions. (a) Each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cooperate with the other parties in connection with the foregoing. Without limiting the generality of the foregoing, each of the parties shall use its reasonable best efforts: (i) to obtain all Regulatory Approvals as promptly as practicable, (ii) to lift or rescind as promptly as practicable any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby, (iii) to effect all necessary registrations and filings, if any, and (iv) to fulfill all of the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article XI.

(b) In furtherance, and not in limitation, of the covenants set forth in Section 7.2(a), each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Regulatory Approvals as promptly as practicable and, within ten (10) business days after the date hereof, each party will file any application, notice or report required to be filed by such party with any Governmental Entity with respect to any Regulatory Approval or otherwise required in connection with the transactions contemplated hereby and will use its reasonable best efforts to obtain a waiver from any applicable waiting period, and will make any further filings pursuant thereto that may be necessary in connection therewith.

(c) Each party shall, subject to Applicable Law, (i) permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed communication to any Governmental Entity in connection with the transactions contemplated hereby, (ii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, any Governmental Entity in connection with the transactions contemplated hereby, and (iii) promptly notify and provide counsel for the other parties with copies of all filings made by such party, and all material correspondence and communications between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated hereby; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Transferred Business (or any aspect thereof), (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns (including with respect to the Retained Businesses). Each party agrees that it will use reasonable best efforts to keep the other parties fully informed with respect to all applications and developments related thereto and, where reasonably practicable under the circumstances, give the other parties reasonable advance notice of, and whenever appropriate, invite the other parties (and give due consideration in good faith to any reasonable request of the other parties) to participate in, any meetings or discussions held with any Governmental Entity; provided that such participation is not objected to by such Governmental Entity. The parties further covenant and agree to mutually identify the most expedient method of effecting, as promptly as practicable, the legal transfer of all of the Purchased Assets and the Assumed Liabilities to Purchaser, and each party further covenants and agrees to use its reasonable best efforts to so effectuate such transfer. The parties further covenant and agree not to extend any waiting period associated with any Regulatory Approval or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Seller, Parent and Purchaser.

(d) Without prior written consent of Seller (such consent not to be unreasonably withheld or delayed), Purchaser shall not, and shall cause its Affiliates not to dispose of or acquire or agree to dispose of or acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise dispose of or acquire or agree to dispose of or acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such disposition, acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering any injunction or other order, decree or ruling that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such injunction or other order, decree or ruling on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(e) The parties further covenant and agree (i) with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use their respective best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, and (ii) in the event that any action, suit, proceeding or investigation is commenced after the date hereof challenging any of the parties’ rights to consummate the transactions contemplated by this Agreement, use their best efforts, and take all actions necessary and appropriate, to contest such action, suit, proceeding or investigation.

(f) In furtherance and not in limitation of the foregoing, Purchaser shall take any and all steps necessary to resolve, avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement, including, but not limited to, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, letter of agreement, or otherwise, the sale, divesture, disposition, license of any assets, properties, businesses, products, product lines, rights, or services of Purchaser, Purchaser’s Subsidiaries, Purchased Assets, Banking Centers, or the Transferred Business or any interest or interests therein, (ii) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines, or services of Purchaser, Purchaser’s Subsidiaries, Purchased Assets, Banking Centers, or Transferred Business or any interest or interests therein, and (iii) agreeing to modify any of the terms and provisions of this Agreement as a condition to granting any Regulatory Approval or in connection with the satisfaction of the condition set forth in Section 11.1(c), provided that any such modification would not, individually or in the aggregate, have a material adverse effect on the position of the Purchaser under this Agreement.

(g) Promptly upon the execution of this Agreement and subject to Applicable Law, Purchaser, Parent and Seller shall reasonably coordinate in good faith with each other in respect of any communications with parties whose consent is required. Seller, Parent and Purchaser, in consultation with each other, shall as promptly as practicable following the date hereof develop a communications and action plan (which plan shall be designed to communicate promptly and follow up with all such parties with respect to, and to obtain, all such required consents), and shall keep each other reasonably informed regarding the progress and status of such efforts.

(h) Each party represents, warrants and agrees that any information furnished by it for inclusion in any regulatory application will to its Knowledge be true and complete in all material respects as of the date so furnished.

(i) Notwithstanding anything to the contrary set forth in this Agreement, none of the Seller Parties nor any of their respective Affiliates shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any approval, authorization or consent of any Person. Neither the Seller Parties nor any of their respective Affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any approval, authorization or consent that may be required in connection with the transactions contemplated hereby or because of the termination of any Assumed Contract as a result hereof. Purchaser acknowledges that no representation, warranty or covenant of any of the Seller Parties contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any approval, authorization or consent on an Assumed Contract, (ii) any such termination of an Assumed Contract or (iii) any proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such approval, authorization or consent or any such termination relating to an Assumed Contract.

(j) Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall not under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person (other than any Governmental Entity) to obtain any approval, authorization or consent of any Person (other than any Governmental Entity). Purchaser shall have no Liability whatsoever to Seller Parties arising out of or relating to the failure to obtain any approval, authorization or consent by any Person (other than any Governmental Entity) that may be required in connection with the transactions contemplated hereby or because of the termination of any Assumed Contract as a result hereof. Seller Parties acknowledge that no representation, warranty or covenant of any of the Purchaser contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any approval, authorization or consent on an Assumed Contract, (ii) any such termination of an Assumed Contract or (iii) any proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such approval, authorization or consent or any such termination relating to an Assumed Contract.

(k) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that, if on or prior to the Closing, all Regulatory Approvals other than the SBA Approval have been obtained, and any applicable waiting periods relating to such other Regulatory Approvals have expired or have been terminated early, upon written notice thereof by Seller or Parent to Purchaser, (i) all SBA Loans shall be deemed to be excluded from the definition of “Loans” for purposes of this Agreement and shall not constitute Purchased Loans, (ii) the SBA Approval shall be deemed to be excluded from the definition of “Regulatory Approvals” for purposes of this Agreement (and, for the avoidance of doubt, failure to obtain the SBA Approval shall not constitute a failure to fulfill the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article XI) and (iii) Seller shall reasonably promptly deliver to Purchaser an updated version of Schedule 2.1(a)(6) (Purchased Loans) reflecting the exclusion of the SBA Loans from the Purchased Loans.

Section 7.3 Further Assurances. The parties agree that, from time to time, whether before, on or after the Closing, each of them will execute and deliver such further instruments of assignment and directions for conveyance and transfer and take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 7.4 Notice of Changes. (a) Purchaser shall promptly advise Seller, and Seller shall promptly advise Purchaser, of (i) any change or event that would or would be reasonably likely to cause or constitute a material breach of any of Purchaser’s or Seller’s, as applicable, representations, warranties or covenants contained herein, or (ii) to the extent permitted by Applicable Law and to the Knowledge of Purchaser or Seller, as applicable, any governmental complaints, any change or event, including investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of significant litigation, that would reasonably be expected to materially prevent, delay or impede the consummation of the transactions contemplated hereby.

(b) Notwithstanding anything to the contrary herein, a party’s good-faith failure to comply with its obligations under this Section 7.4 shall not by itself provide the other parties hereto or any of such other parties’ Affiliates with a right not to effect the transactions contemplated by this Agreement.

Section 7.5 Confidentiality. Each Seller Party and Purchaser shall hold, and shall cause its respective Representatives to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 7.2 or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of Applicable Law or the applicable requirements of any Governmental Entity, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party (or, if required under a contract with a third party, such third party) furnished to it by such other party or its representatives pursuant to the Confidentiality Agreement or otherwise in connection with the transactions contemplated by this Agreement and the Transition Services Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished), and neither the Seller Parties nor Purchaser shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors with a duty of confidentiality and, to the extent permitted above, any Governmental Entity. To the extent permitted by Applicable Law, each party will notify the other party promptly upon becoming aware that any of the Information has been disclosed to or obtained by a third party (otherwise than as permitted by this Section 7.5). The Confidentiality Agreement is hereby terminated effective as of the Closing. Except as contemplated by Section 7.6, the existence of this Agreement and the terms hereof (including the Exhibits and Schedules hereto) will be deemed “Evaluation Material” as defined in, and pursuant to the terms and subject to the exceptions contained in, the Confidentiality Agreement.

Section 7.6 Publicity; Notices. Until the Closing Date, the parties hereto shall coordinate with each other as soon as practicable in advance as to (i) the form and content of any external communication, including any communication intended for dissemination or to reach, or reasonably expected to be disseminated or to reach, members of the public or Banking Center Customers regarding the transactions contemplated by this Agreement and (ii) the form and content of any communication from Purchaser to the Business Employees or Affiliated Employees. Neither party shall disseminate any such communication without such advance notice and the prior review of the other parties, which review shall not be unreasonably delayed, except that nothing contained in this Agreement shall prevent the parties hereto from publishing any press release or from making any and all public disclosures which it reasonably determines to be legally required to comply with Applicable Law or requests of Governmental Entities; provided that, to the extent possible under the circumstances, the party or parties making such disclosure consults with the other parties, and considers in good faith the views of the other party, before doing so.

Section 7.7 Restricted Assignments. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Asset, Assumed Agreement, Assumed Deposits or other Assumed Liability, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights of Seller or its Affiliates thereunder or be contrary to Applicable Law. If any such consent or approval is not obtained, Seller shall use its reasonable best efforts (which shall not require Seller to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to secure an arrangement with substantially comparable benefits and which otherwise puts Purchaser and Seller in the position they would have been had such Purchased Asset, Assumed Agreement, Assumed Deposit or other Assumed Liability been transferred at the Closing; provided, however, that, other than Real Property Leases and ATM Real Property Leases, which are provided for by Section 8, Seller shall have no obligation to obtain such consent or approval or to provide such an alternative arrangement other than the undertaking to use reasonable best efforts to obtain or provide the same as set forth in this Section 7.7 and Purchaser shall remain obligated to close the transactions contemplated herein, subject to the other provisions hereof, and shall have no remedy for the failure of Seller to obtain any such consent or approval or to provide any such alternative arrangement. For the avoidance of doubt, any assets or liabilities that are excluded pursuant to this Section 7.7 shall be excluded from the calculation of aggregate Net Book Values under Section 3.1.

Section 7.8 Non-Competition and Non-Solicitation. (a) During the period beginning on the Closing Date and ending on the date that is 12 months after the Closing Date, the Seller Parties shall not, directly or indirectly, solicit for employment or hire any Transferred Business Employee; provided that this Section 7.8(a) shall not prohibit the Seller Parties from (i) engaging in solicitation by means of a general purpose advertisement not specifically targeted at the Transferred Business Employees or hiring any Transferred Business Employee as a result of such general purpose advertisement or (ii) hiring any Transferred Business Employee who was terminated by Purchaser or any of its Affiliates after the Closing Date.

(b) During the period beginning on the date hereof and ending on the date that is 18 months after the Closing Date, Purchaser and its Affiliates shall not, directly or indirectly, (i) use any information regarding the Retained Businesses in their possession as a result of the transactions contemplated by this Agreement, including as part of the books and records that are Purchased Assets, to solicit or engage in other efforts directed to or targeted at any customer or customers of the Retained Businesses with respect to providing Banking Related Services similar to those of the Retained Businesses or (ii) use such information to take any other actions that are designed to induce any customer of the Retained Businesses to transfer any portion of such customer’s Relationships with Seller with respect to the Retained Businesses to a similar business of Purchaser or its Affiliates; provided that nothing in this Section 7.8(b) shall be construed as limiting the ability of Purchaser to (x) respond to unsolicited requests by customers of the Retained Businesses; (y) service customers of the Retained Businesses who also, as of the date hereof, are customers of Purchaser or its Affiliates; or (z) offer or continue to offer Banking Related Services that are similar to the Retained Businesses.

(c) During the period beginning on the date hereof and ending on the date that is 18 months after the Closing Date, the Seller Parties and their respective Affiliates shall not, directly or indirectly, (i) use any information regarding the Transferred Business in their possession as a result of the transactions contemplated by this Agreement, including as part of the books and records that are Purchased Assets, to solicit or engage in other efforts directed to or targeted at any customer or customers of the Transferred Businesses with respect to providing Banking Related Services similar to those of the Transferred Businesses or (ii) use such information to take any other actions that are designed to induce any customer of the Transferred Business to transfer any portion of such customer’s Relationships with Purchaser with respect to the Transferred Businesses to a similar business of the Seller Parties or their respective Affiliates; provided that nothing in this Section 7.8(c) shall be construed as limiting the ability of the Seller Parties to (x) respond to unsolicited requests by customers of the Transferred Business; or (y) offer or continue to offer Banking Related Services that are similar to the Transferred Business.

(d) Each of Purchaser and the Seller Parties understands and acknowledges that (i) it would be difficult to calculate damages to the applicable party from any breach of the obligations of the other party under this Section 7.8, (ii) injury to Purchaser or the Seller Parties, as applicable, from any such breach would be irreparable and impossible to measure and (iii) the remedy at law for any breach or threatened breach of this Section 7.8 would therefore be an inadequate remedy and, accordingly, Purchaser and the Seller Parties shall, in addition to all other available remedies (including seeking such damages as either can show it has sustained by reason of such breach and/or the exercise of all other rights either has under this Agreement), be entitled to injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting bond.

(e) Purchaser and the Seller Parties understand and acknowledge that the restrictive covenants and other agreements contained in this Section 7.8 are an essential part of this Agreement and the transactions contemplated hereby and thereby. It is the intention of the parties that, if any of the restrictions or covenants contained herein are held to cover a geographic area or to be for a length of time that is not permitted by Applicable Law, or is in way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent that such provision would then be valid or enforceable under Applicable Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Applicable Law.

(f) For the avoidance of doubt, none of the restrictions imposed by applicable subsections of this Section 7.8 shall apply to any Person that is an Affiliate of a party to this Agreement if such Person ceases to be an Affiliate of such party.

Section 7.9 Arrangements with Respect to Employee Pension Plans, IRAs and Keogh Plans. On or before the Closing Date, Seller shall cause notice to be sent to each depositor of an Assumed Deposit held by Seller or any of its Subsidiaries in an IRA and each “employer” who established an Assumed Deposit pursuant to a Keogh plan and each depositor that is an Employee Pension Plan, regarding the resignation of Seller as IRA custodian or Keogh plan or Employee Pension Plan trustee, as applicable. Such resignation shall be effective as of the date that is thirty (30) days following the date of the notice or, if later, the Closing Date. If a depositor of an Assumed Deposit held by Seller in an IRA or an employer who established an Assumed Deposit pursuant to a Keogh plan, Employee Pension Plan or other retirement plan fails to appoint another trustee or custodian for such account within this period, such depositor or employer will, to the extent permitted by Applicable Law, be deemed to have appointed

Purchaser as successor trustee or custodian for the deposit account. Upon its appointment as successor trustee or custodian for such accounts, as applicable, Purchaser shall perform the services and carry out the duties and obligations required of it under the applicable plans, the Code and Applicable Law. If, notwithstanding the foregoing, as of the Closing Date, Purchaser shall be unable to retain deposit liabilities in respect of an Employee Pension Plan, IRA, Keogh Plan or other retirement plan, such deposit liabilities shall be considered “Excluded Deposits.”

Section 7.10 Updated Schedules.

(a) On the fifth (5th) day prior to the Closing Date anticipated by the parties, Seller shall deliver to Purchaser updated versions of the following schedules so that they are as of a date no earlier than the last day of the month preceding the Closing Date (such date, the “Update Date”): Schedule 1.1(a) (Assumed Deposits), Schedule 1.1(c)(i) (Business Employees), Schedule 1.1(c)(ii) (Affiliated Employees), Schedule 1.1(b)(3) (Excluded Deposits), Schedule 1.1(g) (Purchased Credit Card Accounts and Receivables), Schedule 1.1(h) (Purchased Overdrafts), Schedule 1.1(l) (Transferred Business Banking Relationships), Schedule 1.1(m) (Transferred Wealth Management Relationships), Schedule 2.1(a)(1) (Purchased Real Property), Schedule 2.1(a)(2) (Real Property Leases), Schedule 2.1(a)(4) (Personal Property Leases), Schedule 2.1(a)(5)(i) (Purchased ATMs), Schedule 2.1(a)(5)(ii) (ATM Real Property Leases), Schedule 2.1(a)(6) (Purchased Loans), Schedule 2.1(a)(9) (CRA Assets), Schedule 2.1(a)(10) (Assumed Letters of Credit). Purchaser acknowledges that the updated versions of the foregoing Schedules shall be prepared using the same methodology and criteria used in preparing the Schedules attached to this Agreement, subject to changes resulting from updates to the household allocations of customers to branches by Seller consistent with “householding” methodology and changes in householding made by Seller in the DOJ divestiture of the Banking Centers.

(b) In connection with delivery of the Final Closing Statement, Seller shall deliver to Purchaser updated versions of the following schedules, so that they are as of the Closing Date (such schedules, collectively, the “Final Schedules”): Schedule 1.1(a) (Assumed Deposits), Schedule 1.1(c)(i) (Business Employees), Schedule 1.1(c)(ii) (Affiliated Employees), Schedule 1.1(b)(3) (Excluded Deposits), Schedule 1.1(g) (Purchased Credit Card Accounts and Receivables), Schedule 1.1(h) (Purchased Overdrafts), Schedule 1.1(l) (Transferred Business Banking Relationships), Schedule 1.1(m) (Transferred Wealth Management Relationships), Schedule 2.1(a)(1) (Purchased Real Property), Schedule 2.1(a)(2) (Real Property Leases), Schedule 2.1(a)(5)(i) (Purchased ATMs), Schedule 2.1(a)(4) (Personal Property Leases), Schedule 2.1(a)(5)(ii) (ATM Real Property Leases), Schedule 2.1(a)(6) (Purchased Loans), Schedule 2.1(a)(9) (CRA Assets), Schedule 2.1(a)(10) (Assumed Letters of Credit). Purchaser acknowledges that the updated versions of the foregoing Schedules shall be prepared using the same methodology and criteria used in preparing the Schedules attached to this Agreement, subject to changes resulting from updates to the household allocations of customers to branches by Seller consistent with “householding” methodology and changes in householding made by Seller in the DOJ divestiture of the Banking Centers

ARTICLE VIII

FURTHER AGREEMENTS

Section 8.1 Conduct of the Transferred Business Prior to the Closing. From the date hereof until the earlier of the Closing Date and the termination of this Agreement, Seller shall, consistent with the other provisions of this Agreement: (i) use commercially reasonable efforts to, and shall cause its Subsidiaries to use their respective commercially reasonable efforts to, conduct the Transferred Business in the ordinary course consistent with past practice and maintain, generally, their existing relations and goodwill with Banking Center Customers and vendors and suppliers to the Transferred Business; (ii) use its ordinary course efforts to, and cause its Subsidiaries to use their respective ordinary course efforts to, consistent with Seller’s past practices, preserve in all material respects, with respect to the Banking Centers, the mix, type and aggregate amount of the Purchased Assets and Assumed Liabilities, including the Assumed Deposits, provided that the agreements in this Section 8.1 shall not be construed as any promise, representation or guarantee by Seller that such mix, type and amount will in fact be maintained and may in fact be materially different as of the Closing Date, and the occurrence of such event shall not, in and of itself, be considered a breach of the obligations of Seller under this Section 8.1; (iii) continue to price Assumed Deposits at the Banking Centers in the ordinary course of business consistent with Seller’s past practices (including general deposit pricing policies in effect for the Banking Centers as of the date hereof); and (iv) shall not, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Increase or agree to increase the salary or wage rate and incentive opportunity of any Business Employee or Affiliated Employee, other than normal merit-based and promotion-based salary or wage increases in the ordinary course of business consistent with past practice; however, such increases shall, in no event, increase the aggregate cash compensation for Business Employees or Affiliated Employees by more than 3% on an annualized basis or for any individual Business Employee or Affiliated Employee by more than 7.5%;

(b) Establish, adopt, enter into or amend any Employee Plan that provides incentive compensation, bonus or commissions exclusively for the benefit of the Business Employees or Affiliated Employees or any plan, agreement or arrangement that would be an Employee Plan if it were in existence as of the date of this Agreement, in each case that would individually or in the aggregate result in any increase in liability for Purchaser other than a de minimis increase, except as required by Applicable Law or the terms of any such Employee Plan;

(c) (A) Transfer any Business Employee or Affiliated Employee to another Banking Center, facility or office of Seller which is not a Banking Center, or (B) transfer any Business Employee or any of its Affiliates who, as of the date hereof, is not a Business Employee or Affiliated Employee to any Banking Center, in each case, other than (x) in the ordinary course of business and consistent with past practice or (y) as required or requested by the DOJ;

(d) Hire any employee for any of the Banking Centers, including, with respect to the type of position filled and the compensation and benefit levels, other than (x) in the ordinary course of business and consistent with past practices or (y) as required or requested by the DOJ;

(e) Terminate any Business Employee or Affiliated Employee, except in the ordinary course of business in accordance with existing personnel policies and practices of Seller;

(f) Transfer to or from any Banking Center to or from any of Seller’s other operations or branches any Purchased Assets or any Assumed Deposits, except (A) pursuant to an unsolicited customer request, (B) if such Assumed Deposit is pledged as security for a loan or other obligation that is not a Purchased Loan, (C) in the ordinary course of business or (D) to the extent requested by the DOJ or to reflect updates to the household allocations of customers to branches by Seller consistent with the householding methodology and changes in householding made by Seller in the DOJ divestiture of the Banking Centers;

(g) Materially amend, modify or extend any Purchased Loan, other than (A) as required by Applicable Law or the terms of any Credit Document, (B) to the extent consistent with prevailing market terms or (C) in the ordinary course of business;

(h) Originate any loan at the Banking Centers or that is attributed to the Banking Centers, except in the ordinary course of business consistent with Seller’s approved lending policies as existed on the date hereof;

(i) Sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any of the Purchased Assets or Assumed Deposits existing on the date hereof, except (A) in the ordinary course of business consistent with past practice and (B) as required by existing contractual commitments or as otherwise permitted by Section 8.1(f);

(j) Make or agree to make any material improvements to the Purchased Real Property or the leased property subject to a Real Property Leases, except (A) normal maintenance or refurbishing purchased or made in the ordinary course of business and (B) as permitted by existing contractual commitments;

(k) Close, sell, consolidate, relocate or materially alter any Banking Center or otherwise file any application or give any notice to relocate or close any Banking Center;

(l) Amend, terminate or extend in any material respect any Real Property Lease, other than extensions or renewals in the ordinary course of business, with prior written notice to Seller;

(m) Release, compromise or waive any material claim or right that is part of the Purchased Assets other than in the ordinary course of business; or

(n) Agree with, or commit to, any person to do any of the things described in clauses (a) through (m) except as contemplated hereby.

Section 8.2 Real Property Leases and ATM Leases. (a) Seller shall use its commercially reasonable efforts (which shall not require Seller to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to cause every landlord of a Real Property Lease or ATM Real Property Lease, the consent of which is required under the terms of the applicable Real Property Lease or ATM Real Property Lease to the assignment of such Real Property Lease or ATM Real Property Lease to Purchaser, to execute in favor of Purchaser a Landlord Consent in form and substance reasonably acceptable to Purchaser.

(b) If, despite the efforts contemplated by Section 8.2(a), a Landlord Consent to assignment of a Real Property Lease or ATM Real Property Lease cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar payment, Seller shall, if permitted without the consent of the landlord under the Real Property Lease or ATM Real Property Lease, sublease the Business Premises or ATM location to Purchaser pursuant to a sublease agreement, as applicable, which shall be, to the extent permitted, for the remainder of the existing term of the Real Property Lease or ATM Real Property Lease, as applicable, and which shall provide for Purchaser to have all the rights and privileges, and perform all of the obligations of Seller under, such Real Property Lease or ATM Real Property Lease and which otherwise shall contain mutually agreeable terms (a “Sublease Agreement”).

(c) Purchaser shall use its commercially reasonable efforts to cooperate with Seller’s attempts to obtain each Landlord Consent or its approval of a Sublease Agreement, but Seller shall not be obligated to pay any consideration or grant any concession in connection therewith.

(d) Notwithstanding anything to the contrary contained in this Agreement, if Seller is unable to obtain for Purchaser the right to occupy a Business Premise, whether pursuant to a Landlord Consent or a Sublease Agreement or otherwise, Purchaser shall not be entitled to terminate this Agreement and Purchaser shall remain obligated to perform all of its obligations hereunder, including the assumption of the Assumed Deposits without any reduction or adjustment to the consideration to be paid by Purchaser as provided in this Agreement, and such Business Premise shall thereafter be considered an Excluded Asset for purposes of this Agreement.

(e) Purchaser covenants to cooperate reasonably (which shall not require Purchaser to pay any money or other consideration to any Person or to initiate any claims or proceedings against any Person) with any request of the Seller Parties to enable the Seller Parties to obtain for Purchaser the right to occupy the Business Premises on which a Banking Center is situated. Purchaser further covenants not to take any actions following the Closing Date (other than the Conversion and changes in connection therewith) that would reasonably be expected to lead to a decline in the Deposit Balance at a Banking Center during the ninety (90) day period following the Closing Date.

Section 8.3 UCC-1 Assignment and Other Documents.

(a) Seller shall use its commercially reasonable efforts to deliver to Purchaser at the Closing all signed UCC-1 financing statements and UCC-3 assignments of financing statements, endorsed notes, participations, assignments of mortgages in recordable form and all other documentation necessary to effect the assignment of the Purchased Loans (including all related collateral) and the Assumed Letters of Credit to Purchaser. The out-of-pocket costs and expenses of preparing and filing any such documentation shall be split equally between Seller and Purchaser.

(b) In accordance with Article 9 of the UCC, from the date hereof until the applicable Closing Date, Seller shall make all filings of continuation statements necessary to maintain perfection of security interests related to the Purchased Loans.

(c) Seller shall use its commercially reasonable efforts to deliver on or before the ninetieth (90th) calendar day after the Closing Date the Purchased Loans, duly and properly endorsed, to Purchaser by Seller together with all notes, guarantees, agreements and other evidence thereof and all collateral and security interests securing the Purchased Loans in the possession of Seller and all necessary assignments (if applicable, in recordable form), endorsements and other instruments of conveyance as may be necessary under the circumstances; provided that all such assignments, endorsements and other instruments of conveyance shall be without recourse as to collection to Seller. If and to the extent that, and for so long as, any of such collateral remains in the possession of Seller after the Closing Date, then Seller shall use commercially reasonable efforts to hold such collateral in a manner designed to ensure the uninterrupted perfection of the security interests in such collateral for the sole benefit of Purchaser. From the Close of Business on the Closing Date until such delivery, Seller shall hold any such undelivered documentation related to the Purchased Loans as the agent exclusively for Purchaser, and shall exercise the same degree of care that Seller exercises over its own similar documentation.

Section 8.4 Letters of Credit. The Parties shall use commercially reasonable efforts to permit Purchaser to assume each Assumed Letter of Credit and all related collateral agreements effective as of the Closing. In the event that any Assumed Letter of Credit and the related collateral agreements cannot be assumed by Purchaser, the Parties shall use commercially reasonable efforts to provide a mechanism for the economic transfer of the benefits and burdens of such Letters of Credit including back-to-back or standby letters of credit arrangements or other commercially reasonable methods. If any Assumed Letter of Credit cannot be assumed as of the Closing, such Assumed Letter of Credit shall remain with Seller and shall not be deemed an “Assumed Letter of Credit.”

Section 8.5 Conversion Plan, Data Processing and Related Matters

(a) Purchaser and Seller agree to cooperate with each other and use their reasonable best efforts to plan, execute and complete the Conversion in an orderly and efficient manner pursuant to the Conversion Plan. As promptly as practicable after the date hereof, Purchaser and Seller shall each appoint qualified staff members to act as project managers for the Conversion (each, a “Conversion Project Manager”). Such Conversion Project Managers shall act as the principal contacts between the parties on matters relating to the Conversion, and shall coordinate the assignment of personnel as required and generally facilitate the planning, execution and completion of the Conversion pursuant to the Conversion Plan. In addition to any conversion of the data and systems files as part of the Conversion pursuant to the Conversion Plan, Purchaser and Seller shall reasonably cooperate with each other in performing such tasks as may be outlined in the Conversion Plan (as defined below), including the collection and input of relevant data, development of new operating procedures and design of forms, in each case, as mutually agreed by Purchaser and Seller.

(b) Purchaser and Seller shall each bear all out-of-pocket costs and expenses associated with their respective area of responsibility as defined in the Conversion Plan, including costs and expenses incurred in converting, moving, storing, archiving, adapting or otherwise transferring or facilitating the transfer of any data, information, securities, records, files and systems from the systems and facilities of Seller and its Affiliates to the systems and facilities of Purchaser and its Affiliates (including costs with respect to computer programs, data processing, deconversion, data extraction, third-party charges and filing fees). Purchaser and Seller each agrees to promptly reimburse the other in accordance with the Conversion Plan.

(c) In connection with the conversion activities described in subsections (a) and (b) immediately above, and subject to Applicable Law and Exhibit A, it is further agreed that:

(1) Purchaser shall review, subject to Section 7.1, current operations of the Transferred Business and Purchaser and Seller shall cooperate with each other and use their reasonable best efforts to develop a mutually agreeable written plan within thirty (30) days of the date hereof (as it may be amended from time to time, the “Conversion Plan”), which Conversion Plan shall (i) set forth the plan, procedures, scheduling methodology, resources and expenditures required to fully effect the Conversion by the end of the weekend immediately after the Closing Date (or such other date as may be agreed by the parties), (ii) include interim target dates for the completion of integral items to the Conversion; and (iii) provide that conversion items integral to the operation of the Transferred Business shall have the earliest target completion dates in the Conversion Plan; and

(2) as of the Closing Date, Seller shall use commercially reasonable efforts to provide Purchaser with existing customer, account and transaction data feeds related to the Transferred Business in order to allow Purchaser to comply with applicable legal and contractual anti-money laundering and privacy requirements on and after the Closing Date.

(d) The parties agree to address certain transitional matters addressed in Exhibit A in accordance with the provisions of Exhibit A.

Section 8.6 Intellectual Property. (a) Purchaser acknowledges and agrees that, except as specifically provided in this Section 8.6, none of Purchaser or its Affiliates is acquiring or receiving a license to use any Intellectual Property included in the Excluded Assets, and shall cease all use of same immediately upon the Closing.

(b) Seller hereby grants to Purchaser a non-exclusive, limited, non-transferable, non-sublicensable license to use the Seller Entity Names for 30 days after the Closing Date, solely in a manner consistent with past practice and transitional, “phase out” use and solely on physical items in existence as of the Closing Date. Purchaser or any of its Affiliates shall (i) comply with Seller’s reasonable instructions to protect the Seller Entity Names and (ii) not take any action that could reasonably be expected to impair the value of or goodwill associated therewith.

Section 8.7 Wrong Pocket Assets. Unless otherwise specifically provided in Exhibit A, if at any time or from time to time after the Closing Date, Seller, on the one hand, or Purchaser, on the other, shall receive or otherwise possess any asset (including cash) that should belong to another Person pursuant to this Agreement, Seller or Purchaser agrees to promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto.

Section 8.8 Form of Transfer. The Seller Parties may at any time, with the consent of Purchaser, change the method of transferring the Transferred Business from Seller to Purchaser in order to achieve, in a more efficient manner, the business, financial accounting, regulatory and tax objectives of the Seller Parties and Purchaser in connection with the transactions contemplated by this Agreement; provided, that no such change shall alter or change the amount of consideration to be paid by Purchaser as provided in this Agreement.

ARTICLE IX

EMPLOYMENT AND BENEFIT MATTERS

Section 9.1 Transferred Business Employees. (a) Offers of Employment. Subject to Applicable Law, at least thirty (30) days (unless an earlier date is required by Applicable Law) prior to the Closing Date and effective as of the Closing Date, (i) Purchaser shall make, and shall use reasonable best efforts to cause to be accepted, a Comparable Job Offer to all Business Employees and Wealth Management Employees (excluding Retained Employees) and (ii) Purchaser shall make, and shall use reasonable best efforts to cause to be accepted, a Comparable Job Offer to all Affiliated Employees (other than Retained Employees); provided, that the Purchaser shall provide to Seller within thirty (30) days following the date of this Agreement, a list of such Affiliated Employees to whom Purchaser shall make a Comparable Job Offer. Purchaser’s employment of the Transferred Business Employees shall be deemed to commence at 11:59 p.m. on the Closing Date, without regard to whether the Transferred Business Employee is actively at work on the Closing Date in the case of an employee who on the Closing Date is absent from work due to a vacation, jury duty, funeral leave or personal day. Notwithstanding the foregoing, to the extent that a Business Employee or an Affiliated Employee who has accepted Purchaser’s offer is not available to perform services on the Closing Date because on the Closing Date such employee is on sick leave, short-term disability, workers compensation leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by Seller or one of its Affiliates (other than a vacation, jury duty, funeral leave or personal day), he or she shall remain an employee of Seller or one of its Affiliates (except as otherwise required by Applicable Law); provided that Purchaser shall hire such Business Employee or Affiliated Employee if such Business Employee or Affiliated Employee returns to work no later than the date that is the earlier of the scheduled return date (including any approved extensions thereto) and six (6) months from the date of commencement of such leave, unless such Business Employee or Affiliated Employee is entitled to reemployment under the Uniformed Services Employment and Reemployment Act, in which case Purchaser shall be obligated to hire such Business Employee or Affiliated Employee so long as the return date is no later than twelve (12) months following the Closing Date, and, for purposes of this Agreement, such Business Employee or Affiliated Employee shall become a Transferred Business Employee as of the date active employment with Purchaser commences and, to the extent applicable, references in this Section 9.1 to the “Closing Date” shall relate to the date on which active employment commences. Those Business Employees and Affiliated Employees who do not accept a Comparable Job Offer from Purchaser shall not be considered Transferred Business Employees for any purpose of this Agreement. Each of the Transferred Business Employees shall be provided by the Purchaser with an aggregate annual amount of paid time-off under the plans of the Purchaser equal to such Transferred Business Employee’s current annual amount of paid time-off, which, for clarity, takes into account and grandfathers all service with Seller and its Affiliates (including vacation time, personal time and sick time, but excluding, for the year in which the Closing occurs, any paid time-off that is paid out at the Closing for such year and any unused carry-over paid time off, which shall be paid out prior to Closing); provided that the Purchaser may allocate such annual amount of paid time-off in a manner consistent with the policies of the Purchaser.

(b) Termination of Employment with Seller. As of the Closing Date, the Transferred Business Employees shall cease active participation in each Employee Plan and shall have a “separation from service” as that term is defined by Section 409A of the Code and the regulations promulgated thereunder. Seller and its Affiliates shall retain all assets and Liabilities for the Business Employees and the Affiliated Employees, respectively, under the Employee Plans and Seller and its Affiliates shall be liable for all eligible claims for benefits under the Employee Plans that are welfare plans that are incurred by the Transferred Business Employees prior to the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, business travel accident, disability and workers compensation insurance benefits, upon the event giving rise to such benefits; and (ii) health, vision, dental and/or prescription drug benefits, on the date such services, materials or supplies were provided.

(c) Benefits Following the Closing Date. Effective as of the Closing Date, Purchaser shall provide the Transferred Business Employees with the same employee benefit plans and programs as those that are provided to similarly situated employees of Purchaser (both by job classification or status and by geographic location). For purposes of determining (i) eligibility to participate in and vesting under applicable employee benefit plans of Purchaser or its Affiliates (other than under any employee stock ownership or stock award plan), (ii) the banking privileges and perquisites applicable to the Transferred Business Employees, (iii) retirement eligibility under any Purchaser plan providing for the grant of equity awards, (iv) for benefit accrual purposes only for vacation, paid time off and severance benefits and (v) and level of pay credits under a cash balance plan, in each case, as applicable, each Transferred Business Employee shall be credited with the years of service he or she has been credited with under the comparable Employee Plans; provided that such service shall not be recognized for purposes of (w) Purchaser’s holiday bonus plan, (x) grandfathering and/or benefit accruals under any Purchaser defined benefit retirement plan, (y) retiree medical benefits, if any (but it shall be recognized for access-only retiree medical, if applicable) or (z) any employee stock ownership or stock award plan or equity incentive plan. Purchaser shall (1) deem satisfied any preexisting conditions and waiting periods under the welfare benefit plans of Purchaser that provide medical benefits in which the Transferred Business Employees are eligible to participate to the same extent that such conditions and waiting periods were satisfied under the comparable Employee Plan; and (2) subject to Seller providing Purchaser with the applicable information with respect to each Transferred Business Employee, cause such plans to honor any deductible expenses incurred by such Transferred Business Employees and their eligible dependents under Employee Plans that are medical benefit plans during the portion of the calendar year in which they become Transferred Business Employees for purposes of satisfying applicable deductibles and maximum out-of-pocket expenses (including deductibles) to the same extent that such expenses were recognized under the comparable Employee Plan. Purchaser shall not provide any payment or incentive to any Transferred Business Employee to induce such employee to elect continued participation in any medical benefit plan of Seller.

(d) Severance. (i) Termination of Transferred Business Employees Following the Closing Date. Purchaser shall pay, or cause to be paid, severance and provide benefits in accordance with the severance schedule set forth on Schedule 9.1(d)(i)(A), to each Transferred Business Employee whose employment is terminated by Purchaser or any Affiliate of Purchaser without “cause” (within the meaning set forth on Schedule 9.1(d)(i)(B)) within twelve (12) months after the Closing Date, subject to the execution, delivery and non-revocation of a release of claims in favor of Purchaser, Seller and each of their respective Affiliates.

(ii) Termination of Business Employees who do not become Transferred Business Employees. With respect to Business Employees and Affiliated Employees who do not become Transferred Business Employees for any reason (other than due to having rejected a Comparable Job Offer), (A) Purchaser shall be responsible for reimbursing Seller or its Affiliates, as applicable, for any severance benefits but not greater than those described on Schedule 9.1(d)(i)(A) to the extent a Business Employee or Affiliated Employee rejects an offer of employment from Purchaser that was not a Comparable Job Offer and (B) Seller and its Affiliates shall retain and shall satisfy all severance benefits payable to any other Business Employees or Affiliated Employees, respectively. Except as may otherwise be required by Applicable Law, none of Seller, Purchaser or any of their respective Affiliates shall pay or provide severance benefits to any Business Employee and Affiliated Employee who receives a Comparable Job Offer from Purchaser and does not accept such offer. Nothing in this Section 9.1(d)(ii) is intended to conflict with the provisions of Section 9.1(g), but in the event of an inconsistency, Section 9.1(d)(ii) shall govern.

(e) Retirement Plans. Effective as of the Closing Date, to the extent permitted by Applicable Law, Seller shall take action to provide that the account balances and accrued benefits, as applicable, of all Transferred Business Employees under the tax-qualified employee savings plan(s) (the “Seller Savings Plan”) and pension plan(s) that are sponsored by Seller or any of its Affiliates in the United States in which the Transferred Business Employees participated immediately prior to the Closing Date shall vest in full. Purchaser shall take all action necessary to permit Purchaser’s tax-qualified employee savings plan(s) maintained in the United States and in which Transferred Business Employees participate to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) for the benefit of participating Transferred Business Employees.

(f) Annual Incentives. (i) Seller shall be liable for the payment of all formulaic incentive bonuses and annual bonuses to the Transferred Business Employees with respect to the calendar year commencing on January 1, 2015 and ending on December 31, 2015. In addition, Seller shall be liable for the payment of any annual discretionary and formulaic incentive bonuses, including monthly, quarterly and semi-annual incentive bonuses, to the Transferred Business Employees with respect to the period commencing on January 1, 2016 and ending on the Closing Date and, to the extent such bonuses are based on performance metrics, such bonuses shall be paid based on actual performance measured through the Closing Date. Seller shall make all payments of bonuses described in this Section 9.1(f) within thirty (30) days following the Closing Date.

(ii) Purchaser shall provide Transferred Business Employees an annual bonus opportunity prorated for calendar year 2016, based upon the number of days elapsed between the Closing Date and December 31, 2016 (with the amount, if any, determined consistent with Purchaser’s internal methodology for awarding annual bonuses).

(g) WARN Act. The parties hereto agree to cooperate in good faith, including by sharing information about terminations of employment in a timely manner, to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement. Purchaser shall be responsible for providing any notice (or pay in lieu of notice) required pursuant to the WARN Act with respect to a layoff or plant closing involving Transferred Business Employees that occurs on or after the Closing. Subject to Section 9.1(d)(ii), Seller and its Affiliates shall be responsible for providing any such notice (or pay in lieu of notice) with respect to a layoff or plant closing occurring prior to, on or after the Closing and involving Business Employees or Affiliated Employees, respectively who do not become Transferred Business Employees.

(h) Employee Communications. Any communications by Purchaser with the Business Employees and/or Affiliated Employees prior to the Closing Date shall be subject to and in compliance with the terms of this Agreement. Written communications from Purchaser to Business Employees and/or Affiliated Employees shall be subject to prior review, comment and approval by Seller and its Affiliates. Seller shall not make any promises or commitments to the Business Employees or Affiliated Employees with respect to employment by Purchaser or the terms and conditions thereof.

(i) Banking Privileges. Purchaser agrees to provide the Transferred Business Employees with the same banking privileges and perquisites, if any, that Purchaser generally provides to similarly situated employees of Purchaser (both by job classification or status and by geographic location).

(j) No Third-Party Rights. No provision of this Section 9.1 shall create any third-party beneficiary rights in any Business Employee or Affiliated Employee (including any beneficiary or dependent thereof) nor is it intended to establish, amend or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement of Seller or any of its Affiliates, or alter or limit the ability of the Purchaser or its Affiliates to amend, modify or terminate their benefit or employment plans, programs, agreements or arrangements in any respect at any time nor guarantee any Transferred Business Employee the right to continued

employment for any period or with any Person. Without limiting the generality of the foregoing, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any Business Employee, Affiliated Employee, current or former employee, officer, director or consultant of Seller or its Subsidiaries or Affiliates any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.2 Transferred Business Employees. Notwithstanding anything in Section 9.1 to the contrary, Purchaser and Seller shall work together and reasonably cooperate to delay the separation from Seller and the start date with Purchaser for any Transferred Business Employees who are necessary to assist Seller in fulfilling its obligations under the Transition Services Agreement.

ARTICLE X

TAX MATTERS

Section 10.1 Refunds, Credits and Carrybacks. (a) Purchaser acknowledges and agrees that Seller shall be entitled to any refunds or credits of or against any Taxes retained pursuant to Section 2.2(b)(7). Purchaser shall be entitled to any refunds or credits of or against any Taxes assumed pursuant to Section 2.2(a)(6).

(b) Purchaser shall promptly forward to Seller or shall reimburse Seller for any refunds or credits due to Seller (pursuant to the terms of this Article X) after receipt thereof, and Seller will forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser (pursuant to the terms of this Article X) after receipt thereof.

Section 10.2 Straddle Periods. For purposes of this Agreement in the case of any Straddle Period, (i) Taxes of the Transferred Business that are imposed on a periodic basis and not based on income, payments or receipts (e.g., property taxes) attributable to the Pre-Closing Period shall be equal to the product of such Taxes attributable to the entire Tax period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) and a fraction, the numerator of which is the number of days in such period that elapsed through the Closing Date and the denominator of which is the number of calendar days in such Tax period, and (ii) the Taxes of the Transferred Business (other than those described in clause (i) above) attributable to the Pre-Closing Period shall be equal to the amount computed as if such Tax period ended as of the close of the Closing Date.

Section 10.3 Cooperation. Each party hereto shall, and shall cause its Affiliates to, provide such cooperation, documentation and information relating to the Transferred Business as any of them reasonably may request in: (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article X or a right to refund of Taxes, (iii) conducting any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority, (iv) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period or (v) effecting any other tax provision in this Agreement (including this Article X). Each party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Taxes relating to the Transferred Business for Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns or other documents relate or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 10.4 Contest Provisions. Each of Purchaser and Seller shall promptly notify the other, as applicable, in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder. Seller shall be entitled to participate at its expense in the defense of and, at its option, take control of the complete defense of, any Tax audit or administrative or court proceeding relating to Taxes for which it may be liable, and to employ counsel and other advisors of its choice at its expense. Neither party may agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other party, as applicable, which consent shall not be unreasonably withheld.

Section 10.5 Transfer Taxes. Seller and Purchaser shall be equally responsible for all Transfer Taxes that are payable or that arise as a result of the consummation of the transactions contemplated by this Agreement. In order to effectuate the provisions of this Section 10.5, Seller and Purchaser agree that any Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared and filed by the party primarily or customarily responsible under Applicable Law for filing such Tax Returns.

Section 10.6 Coordination. Notwithstanding anything in this Agreement to the contrary, in the event there is a conflict between Article X and any provision contained in any other article of this Agreement, Article X shall control.

Section 10.7 Tax Treatment of Payments. Seller and Purchaser and their respective Affiliates shall treat any and all payments under this Article X or Article XIII as an adjustment to the consideration for Tax purposes unless they are required to treat such payments otherwise by applicable Tax laws.

ARTICLE XI

CLOSING CONDITIONS

Section 11.1 Conditions to Obligations of Each Party to Close. The respective obligations of each party to effect the transactions contemplated by this Agreement are subject to the satisfaction or, where legally permitted, waiver by such party, prior to or at the Closing, of each of the following conditions:

(a) No statute, rule, regulation, executive order, decree, ruling, permanent injunction or other permanent order shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby.

(b) The Regulatory Approvals shall have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.

(c) The DOJ and the Federal Reserve Board have approved or accepted this agreement in connection with the DOJ and Federal Reserve Board’s review and approval of the Merger.

Section 11.2 Conditions to Obligation of Seller to Effect the Closing. The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in the sole discretion of Seller), prior to or at the Closing, of each of the following conditions:

(a) All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been duly complied with and performed in all material respects.

(b) Each of the representations and warranties of Purchaser contained in Article VI shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality, material adverse effect).

(c) Seller shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Purchaser by an appropriate officer certifying that the conditions specified in Section 11.2(a) and Section 11.2(b) have been satisfied.

(d) The Merger shall have been consummated in accordance with the Merger Agreement, or shall be consummated substantially contemporaneously with the satisfaction (other than those conditions that, by their nature, cannot be satisfied until the Closing, but would be satisfied if the Closing were to occur) or waiver of the other conditions set forth in this Article XI.

Section 11.3 Conditions to Obligation of Purchaser to Effect the Closing. Purchaser’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in Purchaser’s sole discretion), prior to or at the Closing, of each of the following conditions:

(a) All of the covenants and agreements required by this Agreement to be complied with and performed by Seller on or before the Closing Date shall have been duly complied with and performed in all material respects.

(b) Each of the representations and warranties of Seller contained in Article V shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality, Material Adverse Effect).

(c) Purchaser shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Seller by an appropriate officer of Seller certifying that the conditions specified in Section 11.3(a) and Section 11.3(b) have been satisfied.

ARTICLE XII

TERMINATION

Section 12.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Parent, Purchaser and Seller;

(b) by Purchaser or Seller if (i) any Governmental Entity that must grant a Regulatory Approval has denied such Regulatory Approval, and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, unless such denial of approval or issuance of such order arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such party in this Agreement;

(c) by Purchaser or Seller if the Closing shall not have occurred on or before the Outside Date; unless the failure of the Closing to occur by such date arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such party in this Agreement, provided, however, that, notwithstanding any such breach, Seller shall have the right to terminate this Agreement pursuant to this Section 12.1(c), if necessary in order to comply with commitments made by Seller or Parent to the Federal Reserve Board, if the Closing has not occurred by the Outside Date;

(d) (i) by Purchaser, if Seller has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 11.3(a) or Section 11.3 (b) to be not satisfied, and such breach is not cured within forty-five (45) days following written notice to Seller or cannot, by its nature, be cured prior to the Outside Date; provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, or (ii) by Seller, if Purchaser has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 11.2(a) or Section 11.2(b) to not be satisfied, and such breach is not cured within forty-five (45) days following written notice to Purchaser, or cannot, by its nature, be cured prior to the Outside Date; provided that Seller is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement; and

(e) by Purchaser or Seller if the Merger Agreement is terminated in accordance with its terms.

Section 12.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 12.1, this Agreement shall forthwith become void and have no effect, and none of Seller, Purchaser, any of their respective Affiliates or any of the officers, directors or stockholders of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except (i) the provisions of Section 12.3 and the confidentiality provisions of Section 7.5 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor Seller shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement.

Section 12.3 Purchaser Expenses. In the event of termination of this Agreement by Purchaser or Seller pursuant to Section 12.1(e), Parent shall promptly, but in no event later than five (5) Business Days after Purchaser’s written request, pay to Purchaser (or its designee) all of the reasonable documented out-of-pocket costs, fees and expenses (including reasonable documented expenses of counsel, accountants, financial advisors and other experts and advisors) of Purchaser, up to a maximum amount equal to $2 million, payable by wire transfer of immediately available funds.

ARTICLE XIII

SURVIVAL; INDEMNIFICATION

Section 13.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Closing for the period set forth in this Section 13.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate on the first (1st) anniversary of the Closing Date, except that (i) the representations and warranties contained in Sections 5.1, 5.2, 5.7, 6.1, 6.2 and 6.7 shall survive until the expiration of the applicable statute of limitations; it being understood that in the event notice of any claim for indemnification under this Article XIII has been given (within the meaning of Section 13.4) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved. The agreements and covenants contained in this Agreement that by their terms contemplate performance after the Closing Date shall survive the Closing in accordance with their terms.

Section 13.2 Indemnification by Seller. (a) Subject to Section 13.1 and, for the avoidance of doubt, only if the Merger is consummated, Seller hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Purchaser and its respective Affiliates, and their respective directors, officers, employees, agents and their heirs, successors and permitted assigns, each in their capacity as such (the “Purchaser Indemnified Parties”) from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, interest, penalties, and reasonable costs and expenses (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the Purchaser Indemnified Parties, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from:

(1) any breach of any representation or warranty made by Seller under Article V for the period such representation or warranty survives as set forth in Section 13.1, it being understood that for purposes of this Section 13.2 any qualifications in the text of any such representation or warranty relating to materiality or Material Adverse Effect shall be disregarded for purposes of determining whether such representation or warranty was breached or the amount of Losses;

(2) any breach of any covenant or agreement of Seller contained in this Agreement;

(3) any breach of any covenant or agreement of Seller contained in the Transition Services Agreement; and

(4) Any of the (i) Excluded Liabilities (including, for the avoidance of doubt, any of the litigation disclosed in Schedule 5.6) or (ii) the conduct of the Retained Businesses after the Closing Date.

(b) Seller shall not be liable to the Purchaser Indemnified Parties for (i) any Losses in respect of Section 13.2(a)(1) for any individual claim (or group of directly related claims) less than $25,000 (each a “de minimis loss”) or (ii) any Losses in respect of Section 13.2(a)(1) unless the Losses therefrom exceed an aggregate amount (including all Losses attributable to Seller) equal to $2,000,000, and then only for Losses in excess of that amount and up to an aggregate amount equal to twenty percent (20%) of the Purchaser Premium.

Section 13.3 Indemnification by Purchaser. (a) Purchaser hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Seller, any of its Affiliates, and each of their respective directors, officers, employees, agents and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties” and collectively, with the Purchaser Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly, relating to, arising out of or resulting from:

(1) any breach of any representation or warranty made by Purchaser under Article VI for the period such representation or warranty survives as set forth in Section 13.1, it being understood that for purposes of this Section 13.3 any qualifications in the text of any such representation or warranty relating to materiality or material adverse effect shall be disregarded for purposes of determining whether such representation or warranty was breached;

(2) any breach of a covenant or agreement of Purchaser contained in this Agreement;

(3) the performance by the Seller Parties of their obligations under the Transition Services Agreement, or any breach of a covenant or agreement of Purchaser contained in the Transition Services Agreement; and

(4) any of the Assumed Liabilities or the conduct of the Transferred Business after the Closing Date.

(b) Purchaser shall not be liable to the Seller Indemnified Parties for (i) a de minimis loss in respect of Section 13.3(a)(1) or (ii) any Losses with respect to the matters contained in Section 13.3(a)(1) unless the Losses therefrom exceed an aggregate amount equal to $2,000,000, and then only for Losses in excess of that amount and up to an aggregate amount equal to twenty percent (20%) of the Purchaser Premium.

Section 13.4 Third-Party Claim Indemnification Procedures. (a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third-Party Claim. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to assume the defense of the Indemnified Party against such Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing, but the fees and expenses of such counsel shall be at its own expense unless (i) the Indemnifying Party and the Indemnified Party mutually agree to the retention of such counsel or (ii) the named parties in such Third-Party Claim (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and in the reasonable judgment of the Indemnified Party’s counsel, representation of the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing material defenses or material conflicts of interests between them. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim; provided, however, that no such prior written consent of the Indemnified Party shall be required to any proposed settlement that involves only the payment of money by the Indemnifying Party, includes as an unconditional term thereof the granting by the person asserting such claim or bringing such action of an unconditional release from liability to all Indemnified Parties with respect to such claim and does not include any admission of culpability.

(c) If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnified Party shall not settle a Third-Party Claim without the consent of the Indemnifying Party and/or its respective insurer.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents, and employees.

(e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with Applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 13.5 Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article XIII for any consequential, punitive, special, incidental or indirect damages, including lost profits, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.

Section 13.6 Adjustments to Losses. (a) In calculating the amount of any Loss, the economic benefit (if any) obtained or to be obtained in connection with any Loss (including amounts recovered under insurance policies net of deductibles, recovery by setoffs or counterclaims, and other economic benefits), shall be deducted. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (assumed for these purposes to be equal to 35% of any net Tax benefit available) as a result of such Loss by the party claiming such Loss.

(c) Reimbursement. If an Indemnified Party recovers an amount from a third-party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article XIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of Loss.

Section 13.7 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article XIII, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

Section 13.8 Mitigation. Each Indemnified Party shall use its reasonable best efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably could have been avoided had the Indemnified Party made such efforts.

Section 13.9 Survival of Indemnity. The obligation of Purchaser and Seller to indemnify under this Article XIII as to claims covered by Section 13.2(a)(1) and Section 13.3(a)(1), as applicable, other than with respect to claims made in connection with Sections 5.1, 5.2, 5.7, 6.1, 6.2 and 6.7, which shall survive until the expiration of the applicable statute of limitations, shall expire on the first (1st) anniversary of the Closing Date, and shall not apply to any claims made after such date, except that the obligation of Purchaser and Seller to indemnify with respect to bona fide claims for indemnity made in writing by Seller Indemnified Parties and Purchaser Indemnified Parties, as applicable, within such one- (1) year period shall continue until final resolution of such claims.

Section 13.10 Remedies Exclusive. Except as otherwise specifically provided herein or in the case of fraud or Willful Breach, the remedies provided in this Article XIII shall be the exclusive remedies of the parties hereto from and after the Closing in connection with any Losses incurred arising out of any breach of a representation or warranty, or non-performance, partial or total, of any covenant or agreement contained herein or relating to the transactions contemplated hereby, and Purchaser agrees not to assert and to waive all other claims, demands or rights including any rights of contribution; provided, however, that the foregoing will not prohibit any party from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement or any of the terms of provisions hereof.

Section 13.11 Exculpation of Seller. Except as provided for in Section 2.2(b)(1), Purchaser hereby releases Seller and its Affiliates and waives any claims which Purchaser may now or hereafter have against Seller or any of its Affiliates relating to the physical condition of the Purchased Real Property from and after the Closing.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Entire Agreement; Amendment. All Exhibits (attached hereto and as executed) and Schedules hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement, together with the Exhibits and Schedules hereto and the Transition Services Agreement contain the entire agreement and understanding among the parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings among the parties with respect to the subject matter hereof) and there are no agreements, representations, or warranties which are not set forth herein. No provision of this Agreement may be amended or waived except by a writing signed by Parent, Seller and Purchaser.

Section 14.2 Binding Effect; Assignment; Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided herein, this Agreement and all rights hereunder may not be assigned by any party hereto except by prior written consent of the other party hereto; provided that Purchaser may assign its right to acquire any asset and/or the obligation to pay all or part of the consideration and to assume any liability to any wholly owned Subsidiary without the prior written consent of the other party hereto; provided, further, that Purchaser agrees to guarantee the performance of any such wholly owned Subsidiary. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

Section 14.3 Specific Performance. The parties hereto acknowledge and agree that (i) monetary damages could not adequately compensate any party hereto in the event of a breach of this Agreement by any other party which results in the failure of the transactions contemplated by this Agreement to be consummated by the Outside Date; (ii) the non-breaching party would suffer irreparable harm in the event of such a breach with such an effect; and (iii) the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond in connection with a party seeking or obtaining any relief pursuant to this Section 14.3.

Section 14.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when two or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. The execution and delivery of this Agreement may be effected by facsimile or any other electronic means such as “.pdf” or “.tiff” files.

Section 14.5 Notices. All notices, request, demands and other communications required hereunder shall be in writing and shall be deemed to have been duly given or made if delivered personally, sent by facsimile transmission or telex confirmed in writing within two (2) Business Days, or sent by registered or certified mail, postage prepaid, as follows:

If to Parent, Seller or any Seller Party, addressed to:

KeyCorp

127 Public Square

Cleveland, Ohio 44144

Attention:	Donald R. Kimble

Facsimile: (216) 689-7827

and

First Niagara Financial Group, Inc.

726 Exchange Street

Suite 618

Buffalo, New York 14210

Attention: Kristy Berner

Facsimile: (716) 819-5158

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Lee A. Meyerson & Elizabeth A. Cooper

Facsimile: (212) 455-2502

with an additional copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: H. Rodgin Cohen & C. Andrew Gerlach

Facsimile: (212) 291-9028; (212) 291-9299

and if to Purchaser addressed to:

Northwest Bank

100 Liberty Street

Warren, Pennsylvania 16365

Attention: William J. Wagner

Facsimile: (814) 728-7716

with a copy to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Attention: Eric Luse & Marc Levy

Facsimile: (202) 362-2902

Any party may change the address or fax number to which such communications are to be sent to it by giving written notice of change of address to the other party in the manner provided above for giving notice.

Section 14.6 Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

Section 14.7 Expenses. Except as otherwise expressly set forth herein, all fees and expenses payable in connection with the consummation of the transactions contemplated by this Agreement shall be the sole liability of the party incurring such expense.

Section 14.8 Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a Saturday, Sunday or legal holiday or a date on which banks in the State of New York are authorized by law to close, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such.

Section 14.9 Scope of Agreements. This Agreement shall not create any partnership, joint venture or other similar arrangement between any Seller Party or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

Section 14.10 Delays or Omissions. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any Applicable Law, statute, legal restriction, regulation, rule or order or any Governmental Entity.

Section 14.11 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 14.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable principles of conflicts of law or choice of law that would cause the application of the law of any other jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 14.5.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Purchase and Sale Agreement to be duly executed as an instrument under seal by its officer thereunto duly authorized as of the date first above written.

KEYCORP
(solely with respect to Article XIV and Sections 7.2, 7.3, 7.5, 7.6, 7.8, 8.5 and 12.3)

By:	/s/ Donald R. Kimble
Name: Donald R. Kimble
Title: Chief Financial Officer

FIRST NIAGARA FINANCIAL GROUP, INC.

By:	/s/ Gary M. Crosby
Name: Gary M. Crosby
Title: President and Chief Executive Officer

FIRST NIAGARA BANK, NATIONAL ASSOCIATION

By:	/s/ Gary M. Crosby
Name: Gary M. Crosby
Title: President and Chief Executive Officer

FIRST NIAGARA SECURITIES, INC.

By:	/s/ Kristy Berner
Name: Kristy Berner
Title: Secretary

NORTHWEST BANK

By:	/s/William J. Wagner
Name: William J. Wagner
Title: President and Chief Executive Officer